IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2022 and for the three-month period ended as of that date, presented comparatively

Legalinformation

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°:80, beginning on July 1st, 2022.

Legal address: 261Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on December 12, 2019 and registered in the Superintendence on October 13,2020 with the number 9896, Book 1200 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital:810,888,515 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS):811.

Parent Company:Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity of parent Company: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 436,031,776 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity:54.53% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid-upnominal value (in millions of Pesos)
Common stock with a face value of ARS 1 per share and entitled to 1 vote each	810,888,515	811

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) The capital increase and the issuance of shares related to the 8,962 warrants exercised onSeptember, 2022, are in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
CNV	Securities Exchange Commission
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2022
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
GCDI	GCDI S.A.
MPIT	Minimum presumed income tax
NCN	Non-convertible notes
New Lipstick	New Lipstick LLC
Puerto Retiro	Puerto Retiro S.A.
TGLT	TGLT S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2022 and June 30, 2022
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2022	06.30.2022
ASSETS
Non-current assets
Investment properties	8	349,952	357,750
Property, plant and equipment	9	9,701	9,746
Trading properties	10, 22	3,650	3,709
Intangible assets	11	4,376	4,122
Right-of-use assets	12	1,492	1,515
Investments in associates and joint ventures	7	20,593	19,680
Deferred income tax assets	19	79	93
Income tax credit		14	29
Trade and other receivables	14	5,023	5,289
Investments in financial assets	13	948	1,045
Total non-current assets		395,828	402,978
Current assets
Trading properties	10, 22	140	235
Inventories	22	151	152
Income tax credit		19	66
Trade and other receivables	14	11,643	13,211
Investments in financial assets	13	19,674	22,492
Cash and cash equivalents	13	3,389	15,584
Total current assets		35,016	51,740
TOTAL ASSETS		430,844	454,718
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		194,033	193,763
Non-controllinginterest		13,352	13,264
TOTAL SHAREHOLDERS’ EQUITY		207,385	207,027
LIABILITIES
Non-current liabilities
Borrowings	17	37,086	15,920
Lease liabilities		1,245	1,400
Deferred income tax liabilities	19	118,542	120,257
Trade and other payables	16	4,591	4,339
Income tax liabilities		2,749	-
Provisions	18	234	239
Salaries and social security liabilities		95	113
Total non-current liabilities		164,542	142,268
Current liabilities
Borrowings	17	33,086	75,238
Lease liabilities		208	98
Trade and other payables	16	9,808	10,397
Income tax liabilities		14,784	18,440
Provisions	18	228	242
Derivative financial instruments	13	1	20
Salaries and social security liabilities		802	988
Total current liabilities		58,917	105,423
TOTAL LIABILITIES		223,459	247,691
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		430,844	454,718

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

.. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements ofIncome and OtherComprehensive Income
for the three-month periods ended September 30, 2022 and 2021
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2022	09.30.2021
Revenues	20	11,667	8,020
Costs	21, 22	(4,264)	(3,210)
Gross profit		7,403	4,810
Net loss from fair value adjustment of investment properties	8	(6,629)	(11,887)
General and administrative expenses	21	(1,528)	(1,349)
Selling expenses	21	(493)	(618)
Other operating results, net	23	190	111
Loss from operations		(1,057)	(8,933)
Share of profit of associates and joint ventures	7	957	(283)
Loss before financial results and income tax		(100)	(9,216)
Finance income	24	59	113
Finance costs	24	(1,848)	(3,318)
Other financial results	24	215	5,430
Inflation adjustment	24	4,490	622
Financial results, net		2,916	2,847
Profit / (loss) before income tax		2,816	(6,369)
Incometax	19	(1,519)	4,514
Profit / (loss) for the period		1,297	(1,855)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currencytranslationadjustment		(260)	(299)
Total other comprehensive loss for the period		(260)	(299)
Total comprehensive income / (loss) for the period		1,037	(2,154)

Profit / (loss) for the period attributable to:
Equity holders of the parent		1,162	(1,097)
Non-controlling interest		135	(758)

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		917	(1,394)
Non-controlling interest		120	(760)

Profit / (loss) per share attributable to equity holders of the parent: (i)
Basic		1.45	(1.67)
Diluted		1.30	(1.67)

(i)
The basic profit/ (loss) per share have been calculated using 801,778,031 shares at 09.30.22 and 656,700,315shares at 09.30.21. If 801,778,031 shares had been used for the calculation, the result per share would be (ARS 1.37) for 09.30.21. The diluted profit/ (loss) per share have been calculated using 890,834.675 shares at 09.30.22 and 738,676,471 shares at 09.30.21. If 890,834,675 shares had been used for the calculation, the result per share would be (ARS 1.23) for 09.30.21. See note 17 to the Annual Financial Statements as of June 30, 2022.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

.. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2022
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (iii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (v)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2022	805	6	42,005	3,556	80,400	296	3,803	28,245	(7,627)	42,274	193,763	13,264	207,027
Profit for the period	-	-	-	-	-	-	-	-	-	1,162	1,162	135	1,297
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(245)	-	(245)	(15)	(260)
Total profit and other comprehensive loss for the period	-	-	-	-	-	-	-	-	(245)	1,162	917	120	1,037
Warrants exercise (iii)	-	-	-	-	1	-	-	-	-	-	1	-	1
Repurchase of treasury shares (iv)	(5)	5	-	-	-	-	-	-	(688)	-	(688)	-	(688)
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(33)	(33)
Otherchanges in equity	-	-	-	-	-	-	-	-	40	-	40	1	41
Reserve for share-based payments	-	-	-	-	-	(3)	-	-	3	-	-	-	-
Balance as of September 30, 2022	800	11	42,005	3,556	80,401	293	3,803	28,245	(8,517)	43,436	194,033	13,352	207,385

(i) Includes ARS2 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) Related to CNV General Resolution N° 609/12.
(iii) As of September 30, 2022, the remaining warrants to exercise amount to 79,946,160, equivalent to the same number of shares. See Note 28 to these Financial Statements.
(iv) Related to the Shares Buyback Program approved by the Board on March 11, 2022. As of September 30, 2022 the Company has bought 9,419,623 shares. See Note 28 to these Financial Statements.
(v) Group´s other reserves for the period ended September 30, 2022 are comprised as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of July 1, 2022	(908)	5,084	615	1,631	(14,049)	(7,627)
Other comprehensive loss for the period	-	-	(245)	-	-	(245)
Total comprehensive loss for the period	-	-	(245)	-	-	(245)
Repurchase of treasury shares	(688)	-	-	-	-	(688)
Otherchanges in equity	-	-	40	-	-	40
Reserve for share-based payments	4	-	-	-	(1)	3
Balance as of September 30, 2022	(1,592)	5,084	410	1,631	(14,050)	(8,517)

(1) Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2021
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2021	657	2	41,904	3,558	48,223	296	3,207	28,245	54,593	(57,008)	123,677	41,788	165,465
Loss for the period	-	-	-	-	-	-	-	-	-	(1,097)	(1,097)	(758)	(1,855)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(297)	-	(297)	(2)	(299)
Total loss and other comprehensive loss for the period	-	-	-	-	-	-	-	-	(297)	(1,097)	(1,394)	(760)	(2,154)
Warrants exercise	-	-	-	(2)	5	-	-	-	-	-	3	-	3
Capitalisationof irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	15	15
Otherchanges in equity	-	-	-	-	-	-	-	-	(16)	-	(16)	-	(16)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(4)	-	(4)	-	(4)
Balance as of September 30, 2021	657	2	41,904	3,556	48,228	296	3,207	28,245	54,276	(58,105)	122,266	41,043	163,309

(i) Includes ARS2 of Inflation adjustment of treasury shares. See Note 17 to the Annual Financial Statements.
(ii) Related to CNV General Resolution N° 609/12.
(iii) Group’s other reserves for the period ended September 30, 2021 are comprised as follows:

	Cost of treasury stock	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of July 1, 2021	(511)	5,084	1,294	63,026	(14,300)	54,593
Other comprehensive loss for the period	-	-	(297)	-	-	(297)
Total comprehensive loss for the period	-	-	(297)	-	-	(297)
Other changes in equity	-	-	(16)	-	-	(16)
Changes in non-controlling interest	-	-	-	-	(4)	(4)
Balance as of September 30, 2021	(511)	5,084	981	63,026	(14,304)	54,276

(1) Includes revaluation surplus.

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

.. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2022 and 2021
(All amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.2022	09.30.2021
Operating activities:
Net cash generated from operations before income tax paid	15	5,195	3,036
Incometaxpaid		(865)	(11)
Net cash generated from operating activities		4,330	3,025
Investing activities:
Contributions and issuance of capital in associates and joint ventures		-	(53)
Acquisition and improvements of investment properties		(653)	(677)
Proceeds from sales of investment properties		1,814	436
Acquisitions and improvements of property, plant and equipment		(99)	(178)
Acquisitions of intangible assets		(14)	(15)
Dividends collected from associates and joint ventures		59	-
Payment of derivative financial instruments		(8)	(27)
Acquisitions of investments in financial assets		(7,398)	(1,640)
Proceeds from disposal of investments in financial assets		8,156	1,403
Interest collected		86	346
Dividends collected from financial assets		-	2
Net cash generated from / (used in) investing activities		1,943	(403)
Financing activities:
Borrowings and issuance of non-convertible notes		2	5,222
Payment of borrowings and non-convertible notes		(9,979)	(1,285)
Payment of short-term loans, net		(5,525)	(368)
Interests paid		(2,464)	(5,127)
Repurchase of non-convertible notes		-	(324)
Proceeds from warrants exercise		1	4
Payment of borrowings to related parties		(16)	-
Sale of non-convertible notes in portfolio		249	-
Payment of lease liabilities		(5)	(13)
Repurchase of treasury shares		(688)	-
Net cash used in financing activities		(18,425)	(1,891)
Net (decrease) / increase in cash and cash equivalents		(12,152)	731
Cash and cash equivalents at beginning of period		15,584	3,862
Inflation adjustment		(177)	(669)
Foreign exchange increase on cash and changes in fair value for cash equivalents		134	16
Cash and cash equivalents at end of period	13	3,389	3,940

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

.. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuanceby the Board of Directors, on November8, 2022.

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company, whose main shareholder is Consultores Asset Management S.A., whose final beneficiary is Eduardo Sergio Elsztain.

As of the end of these Consolidated Financial Statements, the Group owns 15 shopping malls, 6 office buildings, three hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.91% interest in Banco Hipotecario S.A. (BHSA), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of 14 shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil Premium Outlet) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a 6 office buildings portfolio and hasmajority stakes in three luxury hotels including the Libertadorand Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive LlaoLlao resort, in the city ofBariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2022 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of three monthsended September 30, 2022 and 2021 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years thatapproximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended September 30, 2022, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

As of September 30, 2022 (accumulated three months)
Price variation	22%

As a consequence of the aforementioned, these financial statements as of September 30, 2022were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2022 and September 30, 2021presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1). Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

IRSA Inversiones y Representaciones Sociedad Anónima

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-monthperiodended September 30, 2022are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2022, are detailed in Note 4 to the Annual Financial Statements.

A.
“Della Paolera 261” floor sale

On August 17, the Company sold and transferred one floor of the tower “261 Della Paolera” for a total leasable area of approximately 1,184 square meters and 8 parking spaces located in the building. The transaction price was set at approximately USD 12.6 million (USD/square meters 10,60), which had already been paid.

B.
Córdoba barter transaction

On August 18, 2022, the transfer of ownership was made for the barther of the property "Lot 16" located in the province of Córdoba, whose commitment had been celebrated on May 17, 2016. The price of the transaction was USD 2 million, and in exchange, the client assumes the commitment and the obligation to transfer, under the horizontal property regime, future real estate consisting of functional units (apartments) and complementary units (storage rooms), whose construction and completion will be at its sole expense.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements.There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2022and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost).

6.
Segment information

Segmentinformation was prepared and classified according to the business in which the Group operates, they were described in Note 6 to the Annual Financial Statements.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the periods ended September 30, 2022 and 2021:

	Three months ended September 30, 2022
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income and other comprehensive income / statement of financial position
Revenues	9,314	(58)	2,411	-	11,667
Costs	(1,844)	28	(2,448)	-	(4,264)
Gross profit / (loss)	7,470	(30)	(37)	-	7,403
Net (loss) / gain from fair value adjustment of investment properties	(6,713)	84	-	-	(6,629)
General and administrative expenses	(1,545)	11	-	6	(1,528)
Selling expenses	(498)	5	-	-	(493)
Other operating results, net	181	-	15	(6)	190
(Loss) / profit from operations	(1,105)	70	(22)	-	(1,057)
Share of profit / (loss) of associates and joint ventures	1,023	(66)	-	-	957
Segment (loss) / profit	(82)	4	(22)	-	(100)
Reportable assets	389,702	(2,349)	-	43,491	430,844
Reportable liabilities	-	-	-	(223,459)	(223,459)
Net reportable assets	389,702	(2,349)	-	(179,968)	207,385

IRSA Inversiones y Representaciones Sociedad Anónima

	Three months ended September 30, 2021
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income and other comprehensive income / statement of financial position
Revenues	6,279	(45)	1,802	(16)	8,020
Costs	(1,363)	29	(1,876)	-	(3,210)
Gross profit / (loss)	4,916	(16)	(74)	(16)	4,810
Net (loss) / gain from fair value adjustment of investment properties	(12,094)	207	-	-	(11,887)
General and administrative expenses	(1,377)	3	-	25	(1,349)
Selling expenses	(617)	(1)	-	-	(618)
Other operating results, net	87	2	31	(9)	111
(Loss) / profit from operations	(9,085)	195	(43)	-	(8,933)
Share of loss of associates and joint ventures	(146)	(137)	-	-	(283)
Segment (loss) / profit	(9,231)	58	(43)	-	(9,216)
Reportable assets	398,810	(2,906)	-	38,067	433,971
Reportable liabilities	-	-	-	(270,665)	(270,665)
Net reportable assets	398,810	(2,906)	-	(232,598)	163,306

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS12 and ARS10as of September 30, 2022 and 2021 respectively.

Below is a summarized analysis of the segments from the Group for the periods ended September 30, 2022 and 2021:

	Three months ended September 30, 2022
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	6,037	686	461	2,003	127	9,314
Costs	(476)	(42)	(207)	(998)	(121)	(1,844)
Gross profit	5,561	644	254	1,005	6	7,470
Net loss from fair value adjustment of investment properties	(5,119)	(512)	(1,060)	-	(22)	(6,713)
General and administrative expenses	(766)	(98)	(282)	(248)	(151)	(1,545)
Selling expenses	(258)	(3)	(61)	(164)	(12)	(498)
Other operating results, net	(26)	(18)	(35)	(2)	262	181
(Loss) / profit from operations	(608)	13	(1,184)	591	83	(1,105)
Share of profit of associates and joint ventures	-	-	-	-	1,023	1,023
Segment (loss) / profit	(608)	13	(1,184)	591	1,106	(82)

Investment properties and trading properties	106,447	81,704	172,795	-	497	361,443
Investment in associates and joint ventures	-	-	-	-	15,100	15,100
Other operating assets	347	2,941	3,000	5,121	1,750	13,159
Operating assets	106,794	84,645	175,795	5,121	17,347	389,702

IRSA Inversiones y Representaciones Sociedad Anónima

	Three months ended September 30, 2021
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	4,071	1,296	22	866	24	6,279
Costs	(503)	(53)	(95)	(542)	(170)	(1,363)
Gross profit / (loss)	3,568	1,243	(73)	324	(146)	4,916
Net (loss) / gain from fair value adjustment of investment properties	(6,768)	(2,645)	(2,703)	-	22	(12,094)
General and administrative expenses	(571)	(176)	(335)	(207)	(88)	(1,377)
Selling expenses	(381)	(38)	(113)	(81)	(4)	(617)
Other operating results, net	48	2	35	(5)	7	87
(Loss) / profit from operations	(4,104)	(1,614)	(3,189)	31	(209)	(9,085)
Share of loss of associates and joint ventures	-	-	-	-	(146)	(146)
Segment (loss) / profit	(4,104)	(1,614)	(3,189)	31	(355)	(9,231)

Investment properties and trading properties	102,760	142,353	121,985	-	503	367,601
Investment in associates and joint ventures	-	-	-	-	18,496	18,496
Other operating assets	473	2,272	3,990	5,118	860	12,713
Operating assets	103,233	144,625	125,975	5,118	19,859	398,810

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for thethree-month period ended September 30, 2022and for the year ended June 30, 2022 were as follows:

	September 30, 2022	June 30, 2022
Beginning of the period / year	19,670	24,317
Increase of equity interest and capital contributions	-	1,262
Share ofprofit / (loss)	957	(433)
Currency translation adjustment	13	(577)
Dividends	(59)	(4,374)
Others	-	(525)
End of the period / year (i)	20,581	19,670

(i)
As of September 30, 2022and June 30, 2022 includes ARS (12) and ARS (10), reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	September 30, 2022	June 30, 2022	September 30, 2022	June 30, 2022	September 30, 2022	September 30, 2021
Associates
New Lipstick	49.96%	49.96%	169	174	(6)	(8)
BHSA	29.91%	29.91%	12,420	11,789	632	(657)
Quality	50.00%	50.00%	4,650	4,706	(56)	(132)
La Rural S.A.	50.00%	50.00%	393	296	98	(10)
GCDI (former TGLT)	27.82%	27.82%	1,257	992	265	(42)
Other joint ventures	N/A	N/A	1,692	1,713	37	323
Total associates and joint ventures			20,581	19,670	970	(526)

IRSA Inversiones y Representaciones Sociedad Anónima

Below is additional information about the Group’s investments in associates and joint ventures:

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	-	-	(*) (42)
BHSA	Argentina	Financial	448,689,072	(**) 1,500	(**) 2,920	(**) 31,251
Quality	Argentina	Real estate	1,421,672,293	2,843	(112)	9,112
La Rural SA	Argentina	Organization of events	714,998	1	(39)	377
GCDI (former TGLT)	Argentina	Real estate	257,330,595	915	(557)	4,518

(*)
Amounts in millions of US Dollars under USGAAP.
(**)
Information as of September 30, 2022 according to IFRS.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2022and for the year ended June 30, 2022 were as follows:

	Three months ended September 30, 2022						Year ended June 30, 2022
	Shopping Malls	Rental properties	Undeveloped parcels of land	Properties under development	Others	Total	Total
Fair value at the beginning of the period / year	109,952	90,675	156,076	692	355	357,750	366,342
Additions	295	194	165	-	-	654	11,485
Capitalized leasing costs	2	1	-	-	-	3	51
Amortization of capitalized leasing costs (i)	(2)	(2)	-	-	-	(4)	(55)
Transfers	513	-	-	(513)	-	-	(1,166)
Disposals	-	(1,814)	-	-	-	(1,814)	(35,515)
Currency translation adjustment	-	(8)	-	-	-	(8)	(42)
Net (loss) / gain from fair value adjustment	(5,055)	(370)	(1,182)	-	(22)	(6,629)	16,650
Fair value at the end of the period / year	105,705	88,676	155,059	179	333	349,952	357,750

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 21).

(ii)
For the three-month period ended September 30, 2022, the net loss from fair value adjustment of investment properties was ARS 6,629. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

a)
gain of ARS 38as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 14,993resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
an increase of 8 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 511.
d)
Additionally, due to the impact of the inflation adjustment, ARS 19,810 were reclassified for shopping malls from “Net gain from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
e)
The value of our office buildings and other rental properties measured in real terms decreased by 1,19% during the three-month period ended as of September 30, 2022, due to the variation of the implicit exchange rate. Likewise, there is an impact for the sales of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

The following amounts have been recognized in the Statements of Income:

	09.30.2022	09.30.2021
Rental and services income (Note 20)	6,858	5,351
Direct operating expenses	(3,096)	(2,594)
Development expenses	(32)	(59)
Net realized gain from fair value adjustment of investment properties (i)	907	225
Net unrealized loss from fair value adjustment of investment properties	(7,536)	(12,112)

(i) As of September 30, 2022 corresponds ARS 63to the realized result from fair value adjustment for the period and ARS 844for realized result from fair value adjustment made in previous yearsboth for the sale of floors of Catalinas Building.As of September 30, 2021, (ARS 181) corresponds to the result for changes in the fair value realized for the period ((ARS 126) for the sale of Casona Hudson, (ARS 26) for the sale of Merlo Plot and (ARS 29) for the sale of Mariano Acosta Plot) and ARS 406 for the result of changes in fair value made in previous years (ARS 159 for the sale of Casona Hudson, ARS 126 for the sale of Merlo Plot and ARS 121 for the sale of Mariano Acosta Plot).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

Costa Urbana –former Solares de Santa María– Costanera Sur, Buenos Aires City (IRSA)

On December 21, 2021, it was published the law from Buenos Aires City congress approving the Regulations for the development of the property of approximately 70 hectares, owned by the Company since 1997, previously known as "Solares de Santa María", located in front of the Río de la Plata in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Standard, designated: "U73 - Public Park and Costa Urbana Urbanization", which enables the combination of diverse uses such as homes, offices, retail, services, public spaces, education, and entertainment.

The Company will have a construction capacity of approximately 895,000 sqm, which will drive growth for the coming years through the development of mixed-use projects

IRSA will allocate 50.8 hectares for public use, which represents approximately 71% of the total area of the property to the development of public green spaces and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund (FODUS) and one for the Innovation Trust, Science and Technology of the Government of the Autonomous City of Buenos Aires, to which the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) will also be contributed

Likewise, the Company will be in charge of the infrastructure and road works on the property and will carry out the public space works contributing up to USD 40 million together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

“Costa Urbana” will change the landscape of Buenos Aires City, giving life to an undeveloped area and will be in an exceptional property due to its size, location and connectivity, providing the City the possibility of expanding and recovering access to the Río de la Plata coast with areas for walks, recreation, green spaces, public parks and mixed uses.

IRSA Inversiones y Representaciones Sociedad Anónima

On October 29, 2021, a notification was received in relation to a collective protective petition requesting the convening of a public hearing prescribed by art. 63 of the Constitution of the City of Buenos Aires and the suspension of the treatment of Bill 1831 - J 2021 (first Instance trail in contentious Administrative and Tax matters No. 10, Sec. 19 - Cause "Civil Association Observatory of the Right to the city and others against GCBA and Others on protection - others" - EXP J-01-00166469-3/2021-0). The Company proceeded to answer the notification on November 12, 2021, requesting its rejection and on March 10, 2022, the court issued a ruling partially upholding the protective petition. On March 15, 2022, IRSA appealed the ruling, as did the Government of the Autonomous City of Buenos Aires, co-defendant in the case. On March 17, 2022, the court granted the appeals in relation and with suspensive effect, of the contested sentence (in accordance with the provisions of Law No. 2145). As of the date of these Consolidated Financial Statements,the matter is to be resolved by the Administrative, Tax and Consumer Relations Litigation- Room IV.
.
9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	Three month sended September 30, 2022				Year ended June 30, 2022
	Buildings and facilities	Machinery and equipment	Others	Total	Total
Costs	16,314	5,111	1,157	22,582	20,337
Accumulated depreciation	(7,127)	(4,823)	(886)	(12,836)	(12,044)
Net book amount at the beginning of the period / year	9,187	288	271	9,746	8,293
Additions	82	9	8	99	409
Disposals	-	-	-	-	(4)
Currency translation adjustment	-	-	(1)	(1)	(4)
Transfers	-	-	-	-	1,844
Depreciation charges (i)	(100)	(30)	(13)	(143)	(792)
Balances at the end of the period / year	9,169	267	265	9,701	9,746
Costs	16,396	5,120	1,164	22,680	22,582
Accumulated depreciation	(7,227)	(4,853)	(899)	(12,979)	(12,836)
Net book amount at the end of the period / year	9,169	267	265	9,701	9,746

(i)
As of September 30, 2022, depreciation charges of property, plant and equipment were recognized as follows: ARS102 in "Costs", ARS40 in "General and administrative expenses" and ARS 1 in "Selling expenses", respectively in the Statement of Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	Three months ended September 30, 2022				Year ended June 30, 2022
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	242	1,987	1,715	3,944	3,517
Additions	-	57	44	101	620
Currency translation adjustment	-	(160)	-	(160)	(193)
Disposals	-	(76)	(19)	(95)	-
End of the period / year	242	1,808	1,740	3,790	3,944
Non-current				3,650	3,709
Current				140	235
Total				3,790	3,944

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	Three months ended September 30, 2022				Year ended June 30, 2022
	Goodwill	Information systems and software	Contracts and others	Total	Total
Costs	270	1,609	4,209	6,088	6,586
Accumulated amortization	-	(1,349)	(617)	(1,966)	(1,785)
Net book amount at the beginning of the period / year	270	260	3,592	4,122	4,801
Additions	-	14	284	298	126
Disposals	-	-	-	-	(575)
Impairment	-	-	-	-	(48)
Amortization charges (i)	-	(41)	(3)	(44)	(182)
Balances at the end of the period / year	270	233	3,873	4,376	4,122
Costs	270	1,623	4,493	6,386	6,088
Accumulated amortization	-	(1,390)	(620)	(2,010)	(1,966)
Net book amount at the end of the period / year	270	233	3,873	4,376	4,122

(i)
As of September 30, 2022, amortization charges were recognized in the amount ofARS18 in "Costs" and ARS26in "General and administrative expenses", in the Statement of Income (Note 21).

12.
Right-of-use assets

The Group’s right-of-use assets as of September 30, 2022 and June 30, 2022 are the following:

	September 30, 2022	June 30, 2022
Real Estate	20	21
Machinery and equipment	1	2
Convention center	1,471	1,492
Total Right-of-use assets	1,492	1,515
Non-current	1,492	1,515
Total	1,492	1,515

The depreciation charge of the right-of use-assets is detailed below:

	September 30, 2022	September 30, 2021
Real Estate	23	22
Others	3	4
Total depreciation of right-of-use assets (i)	26	26

(i)
Asof September 30, 2022, amortization charges were recognized as follows: ARS 25 in "Costs" and ARS 1 in "General and administrative expenses" in theConsolidated Statement of Income andOther Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Financial instruments by category

Thisnote presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 14 to the Annual Financial Statements. Financial assets and financial liabilities as of September 30, 2022 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
September 30, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	13,316	-	-	13,316	4,231	17,547
Investments in financialassets:
- Public companies’ securities	-	1,753	-	1,753	-	1,753
- Mutual fonds	-	13,314	-	13,314	-	13,314
- Bonds	-	5,242	-	5,242	-	5,242
- Others	10	303	-	313	-	313
Cash and cash equivalents:
- Cash at bank and on hand	2,368	-	-	2,368	-	2,368
- Short-term investments	-	1,021	-	1,021	-	1,021
Total assets	15,694	21,633	-	37,327	4,231	41,558

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
September 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables	4,885	-	-	4,885	9,514	14,399
Borrowings (excluding finance leases)	70,172	-	-	70,172	-	70,172
Derivative financial instruments:
- Swaps	-	-	1	1	-	1
Total liabilities	75,057	-	1	75,058	9,514	84,572

Financial assets and financial liabilities as of June 30, 2022 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2022
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	14,707	-	-	14,707	4,834	19,541
Investments in financial assets:
- Public companies’ securities	-	1,642	-	1,642	-	1,642
- Deposits	-	16,918	-	16,918	-	16,918
- Bonds	-	4,642	-	4,642	-	4,642
- Others	12	323	-	335	-	335
Cash and cash equivalents:
- Cash at bank and on hand	12,216	-	-	12,216	-	12,216
- Short term investments	-	3,368	-	3,368	-	3,368
Total assets	26,935	26,893	-	53,828	4,834	58,662

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
June 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables	5,416	-	-	5,416	9,320	14,736
Borrowings (excluding finance leases)	91,158	-	-	91,158	-	91,158
Derivative financial instruments:
- Swaps	-	-	20	20	-	20
Total liabilities	96,574	-	20	96,594	9,320	105,914

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 17). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2022.

As of September 30, 2022, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments.Details of such models are presented in the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

14.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2022 and June 30, 2022 are as follows:

	September 30, 2022	June 30, 2022
Sale, leases and services receivables	8,493	9,773
Less: Allowance for doubtful accounts	(881)	(1,041)
Total trade receivables	7,612	8,732
Borrowings, deposits and others	5,184	5,295
Advances to suppliers	1,229	1,119
Taxr eceivables	602	1,140
Prepaid expenses	395	413
Long-term incentive plan	1	1
Dividends	153	249
Others	1,490	1,551
Total other receivables	9,054	9,768
Total trade and other receivables	16,666	18,500
Non-current	5,023	5,289
Current	11,643	13,211
Total	16,666	18,500

IRSA Inversiones y Representaciones Sociedad Anónima

Movements on the Group’s allowance for doubtful accounts were as follows:

	September 30, 2022	June 30, 2022
Beginning of the period / year	1,041	1,702
Additions (i)	31	305
Recovery (i)	(55)	(344)
Currency translation adjustment	53	89
Receivables written off during the period/year as uncollectible	-	(15)
Inflation adjustment	(189)	(696)
End of the period / year	881	1,041

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 21).

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2022 and 2021:

	Note	Three months ended September 30, 2022	Three months ended September 30, 2021
Profit / (loss) for the period		1,297	(1,855)
Adjustments for:
Income tax	19	1,519	(4,514)
Amortization and depreciation	21	217	274
Net loss from fair value adjustment of investment properties		6,629	11,887
Gain from disposal of trading properties		(301)	-
Realization of currency translation adjustment		(153)	-
Financial results, net		(3,792)	(2,952)
Provisions and allowances		355	487
Share of (profit) / loss of associates and joint ventures	7	(957)	283
Changes in operating assets and liabilities:
Decrease in inventories		1	7
Decrease / (increase) in trading properties		11	(26)
Decrease in trade and other receivables		1,137	35
Decrease in trade and other payables		(555)	(355)
Decrease in salaries and social security liabilities		(203)	(157)
Decrease in provisions		(10)	(78)
Net cash generated by operating activities before income tax paid		5,195	3,036

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2022 and 2021:

	Three months ended September 30, 2022	Three months ended September 30, 2021
Increase in intangible assets through a decrease in trading properties	284	-
Currency translation adjustment and other comprehensive income	260	299
Increase in investment properties through an increase in trade and other payables	4	214
Increase in investments in associates through a decrease in investments in financial assets	-	1,052
Issuance of NCN	22,472	-
Decrease in shareholders' equity through an increase in trade and other payables	30	-
Decrease in investments in financial assets through a decrease in trade and other payables	208	-
Decrease in dividends receivables through a decrease in investments in financial assets	6	-
Increase in right-of-use assets through an increase of lease liabilities	37	-

IRSA Inversiones y Representaciones Sociedad Anónima

16.
Trade and other payables

Group’s trade and other payables as of September 30, 2022 and June 30, 2022 were as follows:

	September 30, 2022	June 30, 2022
Customers´ advances (*)	4,017	4,441
Trade payables	1,630	1,950
Accrued invoices	1,499	1,438
Admission fees (*)	3,389	3,141
Other income to be accrued	114	117
Tenant deposits	78	82
Total trade payables	10,727	11,169
Dividends payable to non-controlling interest	30	-
Taxes payable	1,995	1,621
Other payables	1,647	1,946
Total other payables	3,672	3,567
Total trade and other payables	14,399	14,736
Non-current	4,591	4,339
Current	9,808	10,397
Total	14,399	14,736

(*)It mainly corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

17.
Borrowings

The breakdown of the Group’s borrowings as of September 30, 2022 and June 30, 2022 was as follows:

	Total as of September 30, 2022	Total as of June 30, 2022	Fair value as of September 30, 2022	Fair value as of June 30, 2022
NCN	66,144	80,768	66,551	76,127
Bank loans	919	1,234	919	1,242
Bank overdrafts	1,189	7,161	1,189	7,161
Other borrowings	1,176	1,238	1,176	1,238
AABE Debt	489	494	489	494
Loans with non-controlling interests	255	263	255	263
Total borrowings	70,172	91,158	70,579	86,525
Non-current	37,086	15,920
Current	33,086	75,238
Total	70,172	91,158

Series XIV Notes (Exchange of Series II Notes)

As a consequence of the regulations established by the BCRA, on July 6, 2022, the company completed the exchange of its Series II Notes, originally issued by IRSA CP, in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 239 million of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121 million.

The exchange offered two alternatives:

-Option A: Cash payment for up to 30% of the total amount of participation in the exchange, and the difference to complete the exchanged face value, in Series XIV Notes with a premium of 1,015 times. For each USD 1,000 tendered, the bondholder received USD 493.18 million in cash and USD 514.42 million in Series XIV Notes. Under Option A, 60.83% of the notes were accepted.

IRSA Inversiones y Representaciones Sociedad Anónima

-Option B: For each USD 1,000 of Series II Notes the bondholder received 1,030 of Series XIV Notes. Under Option B, 39.17% of the notes were accepted.

In both options, the interest accrued as of the settlement date was paid.

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Three months ended September 30, 2022			Year ended June 30, 2022
	Legal claims	Investments in associates and joint ventures (ii)	Total	Total
Beginning of period / year	471	10	481	522
Additions (i)	92	-	92	416
Share of loss / (profit) of associates	-	2	2	(4)
Recovery (i)	(15)	-	(15)	(96)
Used during the period / year	(10)	-	(10)	(118)
Inflation adjustment	(88)	-	(88)	(239)
End of period / year	450	12	462	481
Non-current			234	239
Current			228	242
Total			462	481

(i)
Additions and recoveryof legal claims are included in "Other operating results, net".
(ii)
Corresponds to investments in Puerto Retiro, a joint venture withnegative equity.

There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

19.
Taxes

The details of the Group’s income tax, is as follows:
	September 30, 2022	September 30, 2021
Current income tax	(3,220)	(2,610)
Deferred income tax	1,701	7,124
Income tax	(1,519)	4,514

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2022 and 2021:

	Three months ended September 30, 2022	Three months ended September 30, 2021
Loss/ (profit) for the period at tax rate applicable in the respective countries	(928)	2,229
Permanent differences:
Share of profit of associates and joint ventures	677	99
Unrecognized tax loss carry forwards	(366)	847
Inflation adjustment permanent difference	3,751	4,523
Tax rate differential	-	(22)
Non-taxable profit, non-deductible expenses and others	(498)	(511)
Tax inflation adjustment	(4,155)	(2,651)
Income tax	(1,519)	4,514

IRSA Inversiones y Representaciones Sociedad Anónima

The gross movement in the deferred income tax account is as follows:

	September 30, 2022	June 30, 2022
Beginning of period / year	(120,164)	(136,619)
Revaluation surplus reserve	-	(303)
Deferred income tax charge	1,701	16,758
End of period / year	(118,463)	(120,164)
Deferred income tax assets	79	93
Deferred income tax liabilities	(118,542)	(120,257)
Deferred income tax liabilities, net	(118,463)	(120,164)

Submission of income tax presentation

Dated November 15, 2021 IRSA CP hereinafter "the taxpayer", which according to what is detailed in the Note. 4.C to the Consolidated Financial Statements as of June 30, 2022 has been absorbed by the Company, filed to the Argentine Tax Authority the income tax for the fiscal year ended June 30, 2021 applying the systemic and comprehensive inflation adjustment mechanism as detailed: restating tax amortizations according to articles 87 and 88; updating the computable cost of real estate acquired or built prior to July 1, 2018 and sold in this fiscal year under the terms of article 63; updating the loss of the fiscal period 2018, until the limit of the tax result of the exercise, following the methodology provided in article 25 and updating the costs of inventories as established in article 59, all articles mentioned belong to the income tax law (ordered text in 2019).

The non-application of the aforementioned mechanisms would have implied that the tax to be paid amounted to ARS 1,377, in this way the effective rate to be paid would have consumed a substantial portion of the income obtained by the taxpayer exceeding the reasonable limit of taxation, being configured in the opinion of the taxpayer and his tax and legal advisors an assumption of confiscation, an assumption that at the date of issuance of these financial statements has not been validated or challenged by the Argentine Tax Authority or by higher courts. Together with the aforementioned income tax presentation, a multinote form was presented in which the application of the mechanisms was reported, arguing that the effective tax rate would represent a percentage that would exceed the reasonable limits of taxation, setting up a situation of confiscation, in violation of art. 17 of the National Constitution (according to doctrine of the judgment "Candy S.A. c/AFIP and another a/ protection action", judgment of 07/03/2009, Judgments 332:1571, and subsequent precedents).

The aforementioned legal doctrine of the national supreme court is fully applicable to the particular case of IRSA, since the application of the regulations that do not allow the application of the integral and systematic inflation adjustment would prevent, as happened in the "Candy case", recognizing the totality of the inflationary effect in its tax balance causing the company to pay taxes on fictitious income.

Notwithstanding what is detailed in the previous paragraph, and given the existing background, the taxpayer timely determined and accounted for the income tax for the fiscal year ended June 30, 2021 without considering the aforementioned adjustment mechanisms, considering that , in the opinion of their tax advisors, the Argentine Tax Authority could challenge the presentation and said challenge could be validated by higher courts because there is no uniform jurisprudence to date that irrefutably validates the taxpayer's position. In this sense, after the merger process detailed in Note 4.C to the Consolidated Financial Statements as of June 30, 2022, the Company's Board of Directors has reassessed, together with its tax advisors, the characteristics of the presentation, the existing background and the analysis that the taxpayer made in a timely manner, having concluded in the same sense and therefore it has decided to keep the liability accounted for, which at the closing date of these financial statements with the computation of accrued interest amounts to ARS 1,940, and is disclosed in the item current income tax liabilities. As of the date of issuance of these financial statements, the Company has not received any challenge or formal rejection by the Tax Authority.

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Revenues

	Three months ended September 30, 2022	Three months ended September 30, 2021
Base rent	3,250	2,701
Contingent rent	2,628	2,009
Admission rights	495	361
Parking fees	257	114
Commissions	95	99
Property management fees	62	67
Others	60	81
Averaging of scheduled rent escalation	11	(81)
Rentals and services income	6,858	5,351
Revenue from hotels operation and tourism services	2,003	865
Sale of trading properties	395	-
Total revenues from sales, rentals and services	9,256	6,216
Expenses and collective promotion fund	2,411	1,804
Total revenues from expenses and collective promotion funds	2,411	1,804
Total Group’srevenues	11,667	8,020

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of September 30, 2022	Total as of September 30, 2021
Cost of sale of goods and services	252	-	-	252	71
Salaries, social security costs and other personnel expenses	1,411	703	111	2,225	1,782
Depreciation and amortization	149	67	1	217	274
Fees and payments for services	125	159	57	341	317
Maintenance, security, cleaning, repairs and others	1,211	140	2	1,353	1,083
Advertising and other selling expenses	731	-	26	757	340
Taxes, rates and contributions	279	51	310	640	663
Director´s fees	-	301	-	301	260
Leases and service charges	42	27	4	73	94
Allowance for doubtful accounts, net	-	-	(24)	(24)	204
Other expenses	64	80	6	150	89
Total as of September 30, 2022	4,264	1,528	493	6,285	-
Total as of September 30, 2021	3,210	1,349	618	-	5,177

22.
Cost of goods sold and services provided

	Total as of September 30, 2022	Total as of September 30, 2021
Inventories at the beginning of the period	4,096	3,662
Purchases and expenses	4,364	3,284
Currency translation adjustment	(160)	(68)
Disposals	(95)	-
Inventories at the end of the period	(3,941)	(3,668)
Total costs	4,264	3,210

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the composition of the Group’s inventories as of September 30, 2022 and June 30, 2022:

	Total as of September 30, 2022	Total as of June 30, 2022
Real estate	3,790	3,944
Others	151	152
Total inventories at the end of the period (*)	3,941	4,096

(*) Inventories include trading properties and inventories.

23.
Other operating results, net

	Three months ended September 30, 2022	Three months ended September 30, 2021
Realization of currency translation adjustment (*)	153	-
Donations	(29)	(29)
Lawsuits and other contingencies	(78)	(23)
Administration fees	16	5
Interest and allowances generated by operating credits	43	121
Others	85	37
Total other operating results, net	190	111

(*) Corresponds to the liquidation of Condor.

24.
Financial results, net

	Three months ended September 30, 2022	Three months ended September 30, 2021
Finance income:
- Interest income	59	113
Total finance income	59	113
Finance costs:
- Interest expenses	(1,664)	(3,060)
- Other finance costs	(184)	(258)
Subtotal finance costs	(1,848)	(3,318)
Capitalized finance costs	-	-
Total finance costs	(1,848)	(3,318)
Other financial results:
- Fair value (loss) / gain of financial assets and liabilities at fair value through profit or loss, net	(1,874)	227
- Exchange differences, net	2,076	5,202
- Gain / (loss) from repurchase of negotiable obligations	91	(2)
- Gain from derivative financial instruments, net	10	6
- Other financial results	(88)	(3)
Total other financial results	215	5,430
- Inflation adjustment	4,490	622
Total financial results, net	2,916	2,847

IRSA Inversiones y Representaciones Sociedad Anónima

25.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2022 and June 30, 2022:

Item	September 30, 2022	June 30, 2022
Trade and other receivables	4,825	5,345
Investments in financial assets	2,045	3,457
Borrowings	(178)	(202)
Trade and other payables	(1,692)	(1,359)
Total	5,000	7,241

Related party	September 30, 2022	June 30, 2022	Description of transaction	Item
New Lipstick LLC	36	37	Reimbursement of expenses receivable	Trade and other receivables
Compara en casa Ltd.	302	333	Other investments	Investments in financial assets
	-	(50)	Others	Trade and other payables
Galerias Pacifico	1,138	857	Others	Trade and other receivables
La Rural S.A.	342	300	Loans granted	Trade and other receivables
	153	249	Dividends	Trade and other receivables
	(5)	(6)	Others	Trade and other payables
	2	5	Others	Trade and other receivables
	(1)	-	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures	4	1	Reimbursementof expenses receivable	Trade and other receivables
	(53)	(74)	Borrowings	Borrowings
	8	9	Leases and/or rights of use receivable	Trade and other receivables
	24	-	Unpaid contributions	Trade and other payables
	40	23	Management Fee	Trade and other receivables
	(74)	(77)	NCN	Borrowings
	(39)	(51)	Others	Trade and other payables
	11	62	Others	Trade and other receivables
	1	1	Share based payments	Trade and other payables
Total associates and joint ventures	1,889	1,619
Cresud	108	6	Reimbursement of expenses receivable	Trade and other receivables
	(211)	(507)	Corporate services payable	Trade and other payables
	1,743	3,124	NCN	Investment in financial assets
	(474)	(250)	Others	Trade and other payables
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	1,163	2,369
Futuros y Opciones S.A.	2	2	Others	Trade and other receivables
Helmir S.A.	(51)	(51)	NCN	Borrowings
Total subsidiaries of parent company	(49)	(49)
Directors	(898)	(444)	Fees for services received	Trade and other payables
	-	736	Advances	Trade and other receivables
Yad Leviim LTD	2,629	2,694	Loans granted	Trade and other receivables
Others (1)	(5)	(16)	Legal Services	Trade and other payables
	325	334	Others	Trade and other receivables
	(14)	(17)	Others	Trade and other payables
	(37)	(15)	Management Fee	Trade and other payables
	(30)	-	Dividends payables	Trade and other payables
	27	30	Reimbursement of expenses receivable	Trade and other receivables
Total directors and others	1,997	3,302
Total at the end of the period / year	5,000	7,241

(1)
Includes CAMSA, Estudio Zang, Bergel &Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the three-month periods ended September 30, 2022 and 2021:

Related party	Three months ended September 30, 2022	Three months ended September 30, 2021	Description of transaction
BACS	-	37	Leases and/or rights of use
Condor	2	10	Financial operations
BHN Vida S.A	1	11	Leases and/or rights of use
BHN Seguros Generales S.A.	1	11	Financial operations
Compara en casa Ltd.	(29)	-	Financial operations
Otras asociadas y negocios conjuntos	40	-	Financial operations
	(6)	(15)	Leases and/or rights of use
	14	-	Corporate services
Total associates and joint ventures	23	54
Cresud	16	(79)	Leases and/or rights of use
	(487)	(388)	Corporate services
	698	(4)	Financial operations
Total parent company	227	(471)
Helmir	-	2	Financial operations
Total parent company	-	2
Directors	(301)	(256)	Fees and remunerations
Senior Management	(38)	(44)	Fees and remunerations
Yad Leviim LTD	31	38	Financial operations
Others (1)	(5)	26	Financial operations
	1	-	Leases and/or rights of use
	(25)	-	Donations
	(10)	(9)	Legal services
	(8)	-	Fees and remuneration
Otras (1)	1	-	Legal services
Total others	(354)	(245)
Total at the end of the period	(104)	(660)

(1)
IncludesIsaac Elsztain e Hijos, CAMSA. Hamonet S.A., Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, GDCIand Fundación IRSA.

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2022 and 2021:

Related party	Three months ended September 30, 2022	Three months ended September 30, 2021	Description of the operation
Quality	-	49	Capital contributions
Condor	-	1,056	Exchange of shares
Total capital contributions	-	1,105
Condor	59	-	Dividends received
Total other transactions	59	-

IRSA Inversiones y Representaciones Sociedad Anónima

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E – Provisions	Note 14Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Peso exchangerate (3)	Total as of 09.30.2022	Total as of 06.30.2022
Assets
Trade and other receivables
US Dollar	27	147.12	3,944	4,163
Euros	0.08	143.96	12	13
Receivables with related parties:
US Dollar	18	147.32	2,687	2,762
Total trade and other receivables			6,643	6,938
Investments in financial assets
US Dollar	23	147.12	3,407	2,102
Pounds	1	163.99	107	120
Nuevo Israel Shekel	15	41.22	636	700
Investments with related parties:
US Dollar	12	147.32	1,832	3,493
Total investments in financial assets			5,982	6,415
Cash and cash equivalents
US Dollar	14	147.12	2,126	11,251
Euros	0.01	143.96	2	1
Total cash and cash equivalents			2,128	11,252
Total Assets			14,753	24,605

Liabilities
Trade and other payables
US Dollar	10	147.32	1,521	1,309
Euros	0.01	144.52	2	1
Payables to related parties:
US Dollar	0.07	147.32	10	73
Total Trade and other payables			1,533	1,383
Borrowings
US Dollar	420	147.32	61,940	76,239
Borrowings with related parties
US Dollar	1	147.32	164	170
Total Borrowings			62,104	76,409
Derivative financial instruments
US Dollar	0.01	147.32	1	20
Total derivative financial instruments			1	20
Lease liabilities
US Dollar	9	147.32	1,340	1,360
Total lease liabilities			1,340	1,360
Total Liabilities			64,978	79,172

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millionsof each foreign currency.
(3) Exchange ratesas of September 30, 2022according to Banco de la Nación Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Other relevant events of the period

Shares Buyback Program extension and completion

On July 12, 2022, the Board of Directors resolved to extend the term of the shares repurchase plan that was determined by the Board of Directors on March 11, 2022, for an additional period of one hundred and twenty (120) days, maintaining the other terms and conditions that were duly informed.

On September 22, 2022, the Company completed the share buyback program, having acquired the equivalent of 9,419,623 IRSA common shares, which represent approximately 99.51% of the approved program and 1.16% of the outstanding shares.

Warrants exercise

During the three-month period ended September 30, 2022, certain warrant holders exercised their right to acquire additional shares. For this reason, USD 3,872 were received, due to the conversion of8,962 warrants to common shares. Amounts in USD are expressed in integers.

29.
Subsequent events

Ordinaryand Extraordinary Shareholders' Meeting - IRSA

On October 28, 2022, the Ordinary and Extraordinary Shareholders’ Meeting resolved:


The distribution of a dividend to shareholders for up to ARS 4,340 million, payable in cash and/or in kind.
On October 31, 2022, the Board of Directors established the payment thereof in cash

The creation of a new incentive plan for employees, management and directors to join without a share premium for up to 1.16% of the Share Capital.

Free translationfromthe original prepared in Spanishforpublication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (“the Company”), which comprise the unaudited condensed interim consolidated statement of financial position at September 30, 2022, the unaudited condensed interim consolidated statements of income and other comprehensive income for the three-month period ended September 30, 2022, the unaudited condense interim consolidated statements of changes in shareholders’ equity and of cash flows for the three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2021 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Free translationfromthe original prepared in Spanishforpublication in Argentina

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim financial reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2022;

c)
we have read the Business Summary (“ReseñaInformativa”), on which we have no observations to make regarding matters that are within our competence;

d)
at September 30, 2022 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 155,702,316, which was not due at that date.

Autonomous City of Buenos Aires, November 8, 2022.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17	C.P.C.E.C.A.B.A. V. 1 F. 30 Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 134 F. 85
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078	Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 134 F. 85

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2022 and for the three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position

as of September 30, 2022 and June 30, 2022

(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.22	06.30.22
ASSETS
Non-current assets
Investment properties	7	268,259	274,545
Property, plant and equipment	8	2,503	2,542
Trading properties	9	1,737	1,711
Intangible assets	10	3,956	3,698
Rights of use assets	11	579	729
Investments in subsidiaries, associates and joint ventures	6	96,548	97,135
Income tax credit		-	11
Trade and other receivables	13	637	1,019
Total non-current assets		374,219	381,390
Current assets
Trading properties	9	7	7
Inventories		66	66
Income tax credit		-	44
Trade and other receivables	13	8,392	9,317
Investments in financial assets	12	17,225	20,000
Cash and cash equivalents	12	481	12,792
Total current assets		26,171	42,226
TOTAL ASSETS		400,390	423,616
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statements)		194,315	194,045
TOTAL SHAREHOLDERS’ EQUITY		194,315	194,045
LIABILITIES
Non-current liabilities
Trade and other payables	14	3,506	3,208
Borrowings	15	47,169	24,660
Derivative financial instruments		2,312	-
Deferred income tax liabilities	16	96,924	99,164
Provisions	17	416	233
Total non-current liabilities		150,327	127,265
Current liabilities
Trade and other payables	14	6,970	7,683
Salaries and social security liabilities		357	550
Borrowings	15	34,151	76,399
Derivative financial instruments		14,089	17,496
Provisions	17	180	177
Lease liabilities		1	1
Total current liabilities		55,748	102,306
TOTAL LIABILITIES		206,075	229,571
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		400,390	423,616

The accompanying notes are an integral part of these Financial Statements.

.. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements ofIncome and Other Comprehensive Income
for the three-month periods ended September 30, 2022 and 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.22	09.30.21
Revenues	18	7,547	75
Costs	19	(2,665)	(93)
Gross profit / (loss)		4,882	(18)
Net loss from fair value adjustment of investment properties	7	(4,916)	(1,550)
General and administrative expenses	19	(1,085)	(304)
Selling expenses	19	(280)	(55)
Other operating results, net	20	-	36
Loss from operations		(1,399)	(1,891)
Share of loss of subsidiaries, associates and joint ventures	6	(59)	(2,925)
Loss before financial results and income tax		(1,458)	(4,816)
Finance income	21	26	15
Finance costs	21	(1,824)	(963)
Other financial results	21	896	2,451
Inflation adjustment	21	4,022	(315)
Financial results, net		3,120	1,188
Profit/ (loss) before income tax		1,662	(3,628)
Income tax	16	(500)	2,524
Profit/ (loss) for the period		1,162	(1,104)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of subsidiaries, associates and joint ventures		(245)	(297)
Total other comprehensive loss for the period (i)		(245)	(297)
Total comprehensive profit/ (loss) for the period		917	(1,401)

Profit/ (loss) per share for the period (ii)
Basic		1.45	(1.68)
Diluted		1.30	(1.68)

(i)
Components of other comprehensive income have no impact on income tax.
(ii)
The basic profit/(loss) per share has been calculated using 801,778,031 shares at09.30.22 and 576,478,838 at09.30.21. If 801,778,031 shares had been used for the calculation, the loss per share would be ARS($ 1.38)for09.30.21. The diluted profit/(loss) per share has been calculated using 890,834,675 shares at 09.30.22 and 738,676,471 at 09.30.21. If 890,834,675 shares had been used for the calculation, the loss per share would be ARS ($ 1.24) for 09.30.21 See Note 17 to the Annual Financial Statements as of June 30, 2022.

The accompanying notes are an integral part of these Financial Statements.

.. Eduardo S. Elsztain President
2

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the three-month period ended September 30, 2022

(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Warrants (2)	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (3)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2022	805	6	42,005	80,400	296	3,556	3,803	28,255	(2,607)	37,526	194,045
Profit for the period	-	-	-	-	-	-	-	-	-	1,162	1,162
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(245)	-	(245)
Repurchase of treasury shares	(5)	5	-	-	-	-	-	-	(688)	-	(688)
Exercise of warrants	-	-	-	1	-	-	-	-	-	-	1
Reserve for share-based payments	-	-	-	-	(3)	-	-	-	3	-	-
Other changes in shareholders’ equity	-	-	-	-	-	-	-	-	40	-	40
Balance as of September 30, 2022	800	11	42,005	80,401	293	3,556	3,803	28,255	(3,497)	38,688	194,315

(1) IncludesARS 1 ofinflation adjustment of treasury shares. See Note 17of Consolidated Financial Statements as of June 30, 2022.
(2) As of September 30, 2022, the remaining warrants to exercise amount to 79,946,160, equivalent to the same number of shares. See Note 28 to the interim condensed consolidated financial statements.
(3) The composition of other reserves of the Company as of September 30, 2022 is as follows:

	Cost of treasury shares	Reserve for future dividends	Reserve for currency translation adjustment	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2022	(908)	5,084	615	1,631	(9,029)	(2,607)
Other comprehensive loss for the period	-	-	(245)	-	-	(245)
Repurchase of treasury shares	(688)	-	-	-	-	(688)
Reserve for share-based payments	4	-	-	-	(1)	3
Other changes in shareholders’ equity	-	-	40	-	-	40
Balance as of September 30, 2022	(1,592)	5,084	410	1,631	(9,030)	(3,497)

(i)
Includes revaluation surplus

There are no cumulative unpaid dividends on preferred shares

The accompanying notes are an integral part of these Financial Statements.

.. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the three-month period ended September 30, 2021

(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Warrants (2)	Legal reserve	CNV 609/12 Resolution reserve	Other reserves (3)	Accumulated losses	Total Shareholders’ equity
Balance as of June 30, 2021	657	2	41,904	48,223	296	3,558	3,207	28,255	59,496	(61,394)	124,204
Loss for the period	-	-	-	-	-	-	-	-	-	(1,104)	(1,104)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(297)	-	(297)
Exercise of warrants (2)	-	-	-	5	-	(2)	-	-	-	-	3
Changes in non-controlling interest	-	-	-	-	-	-	-	-	3	-	3
Other changes in shareholders’ equity	-	-	-	-	-	-	-	-	(16)	-	(16)
Balance as of September 30, 2021	657	2	41,904	48,228	296	3,556	3,207	28,255	59,186	(62,498)	122,793

(1) IncludesARS 1 of inflation adjustment of treasury shares. See Note 17 of Consolidated Financial Statements as of June 30, 2022.

(2) Between September 17, 2021 and September 25, 2021, 30,741 warrants were exercised to the equivalent in shares were issued.

(3) The composition of Other reserves of the Company as of September 30, 2021is as follows:

	Cost of treasury shares	Reserve for future dividends	Reserve for currencytranslation adjustment	Special reserve	Other reserves	Total other reserves
Balance as of June 30, 2021	(511)	5,084	1,294	63,026	(9,397)	59,496
Other comprehensive loss for the period	-	-	(297)	-	-	(297)
Changes in non-controlling interest	-	-	-	-	3	3
Other changes in subsidiaries` equity	-	-	(16)	-	-	(16)
Balance as of September 30, 2021	(511)	5,084	981	63,026	(9,394)	59,186

There are no cumulative unpaid dividends on preferred shares.

The accompanying notes are an integral part of these Financial Statements.

.. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statementsof Cash Flows
for the three-month period ended September 30, 2022 and 2021
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.22	09.30.21
Operating activities (1)
Profit/ (loss) for the period		1,162	(1,104)
Adjustments:
Income tax	16	500	(2,524)
Amortization and depreciation	19	269	4
Gain from disposal of trading properties		(265)	-
Financial results, net		(4,040)	(912)
Increase in trading properties	9	(45)	-
Net gain from fair value adjustment of investment properties	7	4,916	1,550
Share of profit of subsidiaries, associates and joint ventures	6	59	2,925
Provisions and allowances		344	(7)
Decrease in salaries and social security liabilities		(193)	-
Increase in trade and other receivables		1,838	187
Use of provisions		(9)	-
Decrease in trade and other payables		(768)	(161)
Net cash flow generated from / (used in) operating activities before income tax paid		3,768	(42)
Income tax paid		(628)	-
Net cash flow generated from / (used in) operating activities		3,140	(42)
Investing activities (1)
Capital contributions to subsidiaries, associates and joint ventures	6	-	(9)
Acquisition of investment properties		(447)	(2)
Acquisition of property, plant and equipment	8	(13)	-
Acquisition of intangible assets	10	(1)	-
Increase of investments in financial assets		(6,246)	(141)
Proceeds from sale of investment properties		1,814	271
Decrease in derivative financial instruments		(2)	-
Increase in loans granted to related parties		(36)	-
Proceeds from sale of investments in financial assets		7,216	280
Loans payment received from related parties		(84)	-
Interest collected		39	-
Net cash flow generated from investing activities		2,240	399
Financing activities (1)
Payment of short-term loans, net		(5,364)	571
Payment of loans		-	(642)
Interests paid		(2,500)	(1,805)
Loans obtained from subsidiaries, associates and joint ventures		375	165
Payment of loans from subsidiaries, associates and joint ventures		(19)	(3,371)
Payment of finance leases		(1)	-
Repurchase of treasury shares		(688)	-
Exercise of warrants		1	-
Payment of NCN		(9,589)	(146)
Issuance of NCN		-	5,222
Repurchase of non-convertible notes		-	(324)
Lease liability paid		-	(2)
Net cash flow used in financing activities		(17,785)	(332)
(Decrease)/ increase in cash and cash equivalents, net		(12,405)	25
Cash and cash equivalents at the beginning of the period	12	12,792	1,078
Foreign exchange gain in cash and changes in fair value of cash equivalents		174	7
Inflation adjustment		(80)	(23)
Cash and cash equivalents at the end of the period	12	481	1,087

(1)
See operations that do not affect cash flows in Note 24 to these financial statements.

.. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in millions, except otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Carlos Della Paolera 261, 9th. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops a portfolio of office and other rental properties in Buenos Aires.Directly and indirectly, it also participates in the operation of shopping malls. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops branded hotels across Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November8, 2022.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statementsas of June 30, 2022and the Financial Statements of Fusion as of June 30, 2021 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of three months ended September 30, 2022 and 2021 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

IRSA Inversiones y Representaciones Sociedad Anónima

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended September 30, 2022, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18:

Price variation	September 30, 2022 (three-month accumulated)
22%

As a consequence of the aforementioned, these Unaudited Consolidated Financial Statements as of September 30, 2022 were restated in accordance with IAS 29.

2.2. Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2022. The main accounting policies are described in Note 2 of those Annual Financial Statements.

2.3.
Comparability of information

The amounts as of June 30, 2022 and September 30, 2021, which are disclosed for comparative purposes, arise from the financial statements at said dates restated in accordance with IAS 29 (note 2.1).

See note 4.1 to the present financial statements and note 29 to the Unaudited Condensed Interim Consolidated Financial Statementsas of June 30, 2022.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2022, described in Note 3 to those financial statements.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.
Acquisitions and disposals

4.1
Merger by absorption of IRSA and IRSA Propiedades Comerciales

As of June 30, 2022the merger was registered and approved in the corresponding control agencies, the exchange of IRSA CP shares for IRSA shares was carried out, the listing of IRSA CP shares was cancelled.

IRSA Inversiones y Representaciones Sociedad Anónima

The following are the net assets incorporated:

09.30.22 (*)

Investment properties	203,087
Property, plant and equipment	2,691
Trading properties	265
Intangible assets	2,338
Rights of use assets	1,452
Investments in subsidiaries, associates and joint ventures (**)	(40,188)
Income tax credit	60
Trade and other receivables	8,824
Inventories	68
Investments in financial assets	5,134
Cash and cash equivalents	107
Total Assets	183,838
Trade and other payables	8,374
Borrowings	67,192
Deferred income tax liabilities	76,743
Provisions	274
Lease liabilities	(2)
Income tax liabilities	1,878
Salaries and social security liabilities	479
Total Liabilities	154,938
Total net Assets (***)	28,900

(*)The absorption was carried out at the accounting values of the absorbed company on the effective date of the merger.
(**)Includes the effect of the reduction of the investment that IRSA held in IRSA CP.
(***) Includes 231 million of provisioned expenses for the merger as of September 30, 2021.

5.
Financial risk management and fair value estimates

These Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2022. There hasbeen no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include Tyrus, Efanur, Panamerican Mall S.A. and Torodur S.A..The main associates include BHSA. The main joint ventures include Cyrsa S.A., Puerto Retiro S.A. and Quality S.A.

The Company had an indirect interest, until September 25, 2020, through Tyrus, in IDB Development Ltd. (“IDBD”) and Discount Investment Company Ltd (“DIC”), since on that date the insolvency and liquidation of IDBD was decreed generating the loss of control of both companies.

Detailed below is the evolution of investments in subsidiaries, associates and joint ventures of the Company, for the three-month period ended September 30, 2022 and for the year ended June 30, 2022:

	09.30.22	06.30.22
Beginning of period / year	97,032	140,641
Share of loss	(59)	(1,588)
Other comprehensive loss	(245)	(657)
Capital contributions (Note 22)	62	940
Incorporated by merger (Note 4.1)	-	(40,188)
Changes in non-controlling interest	40	-
Dividends (Note 22)	(569)	(2,109)
Others	1	(7)
End of the period / year (i)	96,262	97,032

(i)
Includes ARS (286) as of September 30, 2022 and ARS (103) as of June 30, 2022 reflecting interests in companies with negative equity, which were disclosed in “provisions”

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	% ownership interest		Company's interest in equity		Company’s interest in comprehensive (loss) / income
Subsidiaries	09.30.22	06.30.22	09.30.22	06.30.22	09.30.22	06.30.22
IRSA CP (8)	-	-	-	-	-	(4,607)
Tyrus	100.00%	100.00%	6,608	6,582	(167)	498
Efanur	100.00%	100.00%	4,678	4,801	29	331
Ritelco S.A.	100.00%	100.00%	2,065	1,960	105	(126)
Inversora Bolívar S.A.	96.57%	96.57%	1,931	1,832	99	(106)
ECLSA	98.93%	98.93%	2,948	2,927	20	1,093
Palermo Invest S.A.	97.34%	97.34%	2,398	2,292	105	(108)
NFSA	76.34%	76.34%	795	795	(1)	(59)
Llao Llao Resort S.A.	50.00%	50.00%	943	871	73	(64)
HASAU	100.00%	100.00%	462	485	(23)	(29)
Liveck S.A.	9.30%	9.30%	177	188	(11)	(4)
Panamerican Mall S.A. (9)	80.00%	80.00%	41,064	42,001	(936)	-
Torodur S.A. (9)	100.00%	100.00%	12,154	12,549	(395)	-
Arcos del Gourmet S.A. (9)	90.00%	90.00%	3,977	4,109	154	-
Shopping Neuquén S.A. (9)	99.95%	99.95%	3,791	3,819	(28)	-
Centro de Entretenimientos La Plata S.A. (5)(6)(9)	95.40%	95.40%	1,284	1,182	42	-
We Are Appa S.A. (9)	93.63%	93.63%	149	261	(113)	-
Entertainment Holdings S.A. (9)	70.00%	70.00%	243	126	118	-
Emprendimiento Recoleta S.A. (3)(9)	53.68%	53.68%	92	95	(3)	-
Entretenimiento Universal S.A. (4)(9)	3.75%	3.75%	(1)	(1)	1	-
Fibesa S.A. (4)(9)	97.00%	97.00%	(285)	(102)	97	-
Associates
BHSA (1) (2)	4.93%	4.93%	1,983	1,878	105	(107)
BACS (2)	37.72%	37.72%	867	862	5	(26)
GCDI ( Ex TGLT S.A.) (7)(9)	27.82%	27.82%	1,257	992	265	-
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	50.00%	50.00%	1,189	970	219	99
Cyrsa S.A.	50.00%	50.00%	88	93	(5)	(7)
Quality Invest S.A. (9)	25.00%	50.00%	4,650	4,706	(56)	-
Nuevo Puerto Santa Fe S.A. (6)(9)	25.00%	50.00%	755	759	(3)	-
Total subsidiaries, associates and joint ventures			96,262	97,032	(304)	(3,222)

IRSA Inversiones y Representaciones Sociedad Anónima

				Latest financial information issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss) / profit for the period	Shareholders’ equity
Subsidiaries
Tyrus	Uruguay	Investment	21,365,969,546	12,213	(147)	6,485
Efanur	Uruguay	Investment	461,751,428	133	184	4,678
Ritelco S.A.	Uruguay	Investment	453,321,176	94	104	2,066
Inversora Bolívar S.A.	Argentina	Investment	1,725,502,782	1,787	102	1,999
ECLSA	Argentina	Investment	1,710,302,484	1,729	21	2,974
Palermo Invest S.A.	Argentina	Investment	1,324,755,303	1,363	108	2,076
NFSA	Argentina	Hotel	38,068,999	50	(12)	1,388
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	(70)	1,671
HASAU	Argentina	Hotel	685,978,099	767	66	581
Liveck S.A.	Islas Vírgenes Británicas	Investment	54,690,725	(724)	(11)	1,210
Panamerican Mall S.A. (9)	Argentina	Real estate	397,661,430	497	(1,168)	51,234
Torodur S.A.(9)	Uruguay	Investment	581,675,948	1,884	(412)	12,150
Arcos del Gourmet S.A. (9)	Argentina	Real estate	72,973,903	81	171	4,419
Shopping Neuquén S.A. (9)	Argentina	Real estate	37,819,875	54	(28)	3,793
Centro de Entretenimiento La Plata S.A. (5)(6)(9)	Argentina	Real estate	25,853	95	10	355
We Are Appa S.A. (9)	Argentina	Developer	484,832,538	518	(120)	(60)
Entertainment Holdings S.A. (9)	Argentina	Investment	32,503,379	46	133	690
Emprendimiento Recoleta S.A. (3)(9)	Argentina	Real estate	13,449,990	25	(5)	172
Entretenimiento Universal S.A.(9)	Argentina	Event organization and others	825	-	22	(14)
Fibesa S.A.(9)	Argentina	Real estate	(i)	2	99	257
Associates
BHSA (1) (2)	Argentina	Financial	73,939,835	1,500	2,111	40,230
BACS (2)	Argentina	Financial	33,125,751	88	13	2,299
GCDI ( Ex TGLT S.A.) (7)(9)	Argentina	Real estate	257,330,595	915	(557)	4,518
Joint ventures
IRSA - Galerías Pacífico S.A. - U.T.	Argentina	Hotel	500,000	1	434	2,374
Cyrsa S.A.	Argentina	Real estate	8,748,270	17	(9)	177
Quality Invest S.A. (9)	Argentina	Financial	1,421,672,293	2,843	(112)	9,112
Nuevo Puerto Santa Fe S.A. (6)(9)	Argentina	Financial	13,875,000	28	(5)	1,448

(1)
Considered significant. See Notes 7 and8 to the Annual Consolidated Financial Statements.
(2)
Information as of September 30, 2022 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, figures as of September 30, 2022 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of September 30, 2022 amounts to ARS10.65. See Note 8 to the Consolidated Financial Statements as of June 30, 2022.
(3)
Concession ended on November 18, 2018. As of September 30, 2022, is in liquidation.
(4)
Included in provisions
(5)
Include the necessary adjustments to get to the balances in accordance with the International Financial Reporting Standards.
(6)
Nominal value per share ARS 100.
(7)
See note 4 to the Annual Consolidated Financial Statements as of June 30, 2022.
(8)
See Note 4.1.
(9)
Incorporation by merger with IRSA CP (Note 4.1.).
(i)
Corresponds to 2,323,126 shares. Nominal value per share ARS 1 with 5 votes rights.

7.
Investment properties

Changes in the Company’s investment properties for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	09.30.22					06.30.22
	Shopping Malls	Office and Other rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	85,872	44,788	143,238	647	274,545	77,276
Additions	263	16	165	-	444	10,901
Disposals	-	(1,814)	-	-	(1,814)	(35,493)
Transfers	513	-	-	(513)	-	706
Incorporated by merger (Note 4.1)	-	-	-	-	-	203,087
Net (loss)/ gain from fair value adjustment	(3,736)	(93)	(1,087)	-	(4,916)	18,061
Initial additions lease costs	2	1	-	-	3	40
Amortization of capitalized lease costs	(2)	(1)	-	-	(3)	(33)
Fair value at the end of the period / year	82,912	42,897	142,316	134	268,259	274,545

IRSA Inversiones y Representaciones Sociedad Anónima

The following amounts have been recognized in the Statements of Comprehensive Income:

	09.30.22	09.30.21
Sales, rental and services´ income (Note 18)	7,263	75
Rental and services´ costs (Note 19)	(2,576)	(57)
Cost of sales and developments (Note 19)	(89)	(24)
Net unrealized loss from fair value adjustment on investment properties	(5,823)	(1,742)
Net realized gain from fair value adjustment on investment properties (i)	907	192

(i)
As of September 30, 2022 corresponds ARS 63 to the realized result from fair value adjustment for the period and ARS 844 for realized result from fair value adjustment made in previous years both for the sale of floors of Catalinas Building. As of September 30, 2021, (ARS 55) corresponds to the result for changes in the fair value realized for the period ((ARS 26) for the sale of Merlo Plot and (ARS 29) for the sale of Mariano Acosta Plot) and ARS 247 for the result of changes in fair value made in previous years (ARS 126 for the sale of Merlo Plot and ARS 121 for the sale of Mariano Acosta Plot).

Valuation techniques are described in Note 9 to the Consolidated Financial Statements as of June 30, 2022. There were no changes to the valuation techniques.

8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	09.30.22						06.30.22
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total	Total
Costs	3,662	833	4,563	61	2	9,121	1,310
Accumulated depreciation	(1,509)	(684)	(4,325)	(61)	-	(6,579)	(1,247)
Net book amount at the beginning of the period / year	2,153	149	238	-	2	2,542	63
Additions	-	7	6	-	-	13	62
Disposals	-	-	-	-	-	-	(2)
Transfers	-	-	-	-	-	-	(29)
Depreciation (Note 19)	(22)	(6)	(24)	-	-	(52)	(243)
Incorporated by merger (Note 4.1)	-	-	-	-	-	-	2,691
Balances at the end of the period / year	2,131	150	220	-	2	2,503	2,542
Costs	3,662	840	4,569	61	2	9,134	9,121
Accumulated depreciation	(1,531)	(690)	(4,349)	(61)	-	(6,631)	(6,579)
Net book amount at the end of the period / year	2,131	150	220	-	2	2,503	2,542

9.
Trading properties

Changes in the Company’s trading properties for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	09.30.22			06.30.22
	Completed properties	Undeveloped properties	Total	Total
Beginning of the period / year	242	1,476	1,718	1,409
Additions	-	45	45	44
Disposals	-	(19)	(19)	-
Incorporated by merger (Note 4.1)	-	-	-	265
End of the period / year	242	1,502	1,744	1,718
Non-current			1,737	1,711
Current			7	7
Total			1,744	1,718

IRSA Inversiones y Representaciones Sociedad Anónima

10.
Intangible assets

Changes in Company’s intangible assets for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	09.30.22			06.30.22
	Computer software	Future units to be received from barters	Total	Total
Costs	1,494	3,546	5,040	1,909
Accumulated amortization	(1,342)	-	(1,342)	(70)
Net book amount at the beginning of the period / year	152	3,546	3,698	1,839
Additions	1	284	285	6
Disposals	-	-	-	(351)
Amortization (Note 19)	(27)	-	(27)	(134)
Incorporated by merger (Note 4.1)	-	-	-	2,338
Balances at the end of the period / year	126	3,830	3,956	3,698
Costs	126	3,830	3,956	5,040
Accumulated amortization	-	-	-	(1,342)
Net book amount at the end of the period / year	126	3,830	3,956	3,698

11.
Rights of use assets

Changes in Company’s rights of use assets for the three-month period ended September 30, 2022 and for the year ended June 30, 2022 were as follows:

	09.30.22	06.30.22
Shopping malls	578	727
Machinery and equipment	1	2
Total rights of use assets	579	729
Non-current	579	729
Total	579	729

The charges to income related to rights of use assets were the following:

	09.30.22	06.30.22
Shopping malls	187	732
Others	-	11
Total amortization and depreciation (Note 19)	187	743

12.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 14 to the Consolidated Financial Statements as of June 30, 2022.

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of September 30, 2022 and June 30, 2022are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
September 30, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	7,693	-	7,693	2,110	9,803
Investments in financial assets:
- Public companies’ securities	-	256	256	-	256
- Mutual funds	-	13,006	13,006	-	13,006
- Bonds	-	3,963	3,963	-	3,963
Cash and cash equivalents:
- Cash at bank and on hand	189	-	189	-	189
- Short- term investments	-	292	292	-	292
Total	7,882	17,517	25,399	2,110	27,509

	Financial liabilities at amortized cost (i)	Subtotal financial liabilities	Non-financial liabilities	Total

September 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables (Note 14)	3,526	3,526	6,950	10,476
Borrowings (Note 15)	81,320	81,320	-	81,320
Total	84,846	84,846	6,950	91,796

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2022
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	8,560	-	8,560	2,693	11,253
Investments in financial assets:
- Public companies’ securities	-	216	216	-	216
- Mutual funds	-	16,591	16,591	-	16,591
- Bonds	-	3,193	3,193	-	3,193
Cash and cash equivalents:
- Cash at bank and on hand	10,037	-	10,037	-	10,037
- Short-term investments	-	2,755	2,755	-	2,755
Total	18,597	22,755	41,352	2,693	44,045

	Financial liabilities at amortized cost (i)	Subtotal financial liabilities	Non-financial liabilities	Total

June 30, 2022
Liabilities as per Statement of Financial Position
Trade and other payables (Note 14)	4,090	4,090	6,801	10,891
Borrowings (Note 15)	101,059	101,059	-	101,059
Total	105,149	105,149	6,801	111,950

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 15). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

As of September 30, 2022, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

13.          Trade andother receivables

Company’s trade and other receivables, as of September 30, 2022 and June 30, 2022 are comprised as follows:

	09.30.22	06.30.22
Sales, leases and services receivables	5,501	6,969
Less: Allowance for doubtful accounts	(774)	(917)
Total trade receivables	4,727	6,052
Borrowings granted, deposits and others	1,898	1,948
Advanced payments	1,107	1,023
Tax credits	182	711
Prepaid expenses	338	344
Long-term incentive plan	15	18
Dividends	534	-
Others	228	240
Total other receivables	4,302	4,284
Total trade and other receivables	9,029	10,336
Non-current	637	1,019
Current	8,392	9,317
Total	9,029	10,336

Movements on the Company’s allowance for doubtful accounts are as follows:

	09.30.22	06.30.22
Beginning of period /year	917	18
Additions	29	279
Disposals / Recoveries	(52)	(287)
Used during the period / year	-	(13)
Incorporated by merger (Note 4.1)	-	1,443
Currency translation adjustment	45	78
Inflation adjustment	(165)	(601)
End of the period / year	774	917

The additions, disposals and recoveries of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 19). Amounts charged to the allowance for doubtful accounts are generally written offwhen there is no expectation of recovery.

14.
Trade and other payables

Company’s trade and other payables as of September 30, 2022 and June 30, 2022 were as follows:

	09.30.22	06.30.22
Customers´ advances (*)	2,319	2,849
Trade payables	1,138	1,339
Accrued invoices	1,246	1,158
Admission rights	2,969	2,702
Other income to be accrued	90	93
Tenant deposits	42	45
Total trade payables	7,804	8,186
Director´s fees	885	750
Long-term incentive plan	3	4
Tax amnesty plans	53	34
Other payables	213	795
Other tax payables	1,518	1,122
Total other payables	2,672	2,705
Total trade and other payables	10,476	10,891
Non-current	3,506	3,208
Current	6,970	7,683
Total	10,476	10,891

(*)         As of September 30, 2022 corresponds mainly to admission rights and rents collected in advance, which accrue in an average term of 3 to 5 years.

IRSA Inversiones y Representaciones Sociedad Anónima

15. Borrowings

Company’s borrowings as of September 30, 2022 and June 30, 2022 are comprised as follows:

	Book value as of 09.30.22	Book value as of 06.30.22	Fair value as of 09.30.22	Fair value as of 06.30.22
NCN	66,019	80,640	66,426	76,006
Bank loans	124	-	124	-
Related parties (Note 22)	14,013	13,471	14,032	13,322
Bank overdrafts	1,164	6,948	1,164	6,948
Total borrowings	81,320	101,059	81,746	96,276
Non-current	47,169	24,660
Current	34,151	76,399
Total	81,320	101,059

See Note 17 to the Unaudited Condensed Interim Consolidated Financial Statements.

16.
Currents and deferred income tax

The charge for the Company’s income tax is comprised as follows:

	09.30.22	09.30.21
Deferred income tax	2,240	2,524
Current income tax	(2,740)	-
Income tax	(500)	2,524

Below is a reconciliation between income tax recognized and the amount which would arisefromapplying the prevailing tax rate on profit before income taxfor the three-month periods ended September 30, 2022 and 2021:

	09.30.22	09.30.21
Net income at tax rate (i)	(581)	1,270
Permanent differences:
Share of loss of subsidiaries, associates and joint ventures	(21)	(1,023)
Tax rate differential	(27)	-
Recovery/ (provision) of tax loss carry forwards	(296)	926
Tax inflation adjustment	(4,775)	(1,327)
Inflation adjustment	5,415	2,628
Non-deductible expenses and others	(215)	50
Income tax	(500)	2,524

(i) The income tax rate applicable as of September 30, 2022 is 34.939%, which arises from taking a fixed amount of $14,750,000 plus 35% on the excess of $50,000,000. See note 19 to the interim condensed consolidated financial statements. As of September 30, 2021, it was 30%.

Changes in the deferred tax account are as follows:

	09.30.22	06.30.22
Beginning of the period / year	(99,164)	(38,666)
Income tax charge	2,240	16,483
Incorporated by merger (Note 4.1)	-	(76,743)
Revaluation surplus	-	(238)
End of the period / year	(96,924)	(99,164)

See Note 19 to the interim condensed consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

17. Provisions

The table below presents the changes in the Company's provisionsas of September 30, 2022 and June 30, 2022 were as follows:

	09.30.22			06.30.22
	Investments in associates and joint ventures	Labor, legal and other claims	Total	Total
Beginning of period / year	103	307	410	122
Additions (i)	-	79	79	277
Decreases (i)	-	(9)	(9)	(89)
Used during the period / year	-	(9)	(9)	(96)
Incorporated by merger (Note 4.1)	-	-	-	274
Inflation adjustment	-	(58)	(58)	(182)
Share of loss	183	-	183	104
End of period / year	286	310	596	410
Non-current			416	233
Current			180	177
Total			596	410

(i)
Additions and decreases in labor, legal and other claims are included in "Other operating results, net”.

18. Revenues

	09.30.22	09.30.21
Base rent	2,422	75
Contingent rent	2,188	-
Admission rights	431	-
Parking fees	192	-
Property management fees	51	-
Others	10	-
Averaging of scheduled rent escalation	(40)	-
Rentals and services income	5,254	75
Sale of trading properties	284	-
Total revenues from sales, rentals and services	5,538	75
Expenses and collective promotion funds	2,009	-
Total revenues from expenses and collective promotion funds	2,009	-
Total revenues	7,547	75

19. Expenses by nature

The Company discloses expenses in the Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

	Costs (i)	General and administrative expenses	Selling expenses	09.30.22	09.30.21
Salaries, social security costs and other personnel expenses	637	516	78	1,231	157
Maintenance, security, cleaning, repairs and others	822	70	2	894	86
Taxes, rates and contributions	226	2	181	409	59
Advertising and other selling expenses	609	-	13	622	5
Director´s fees (Note 22)	-	297	-	297	64
Amortization and depreciation	228	40	1	269	4
Fees and payments for services	45	89	21	155	51
Leases and services’ charges	55	23	4	82	18
Traveling, transportation and stationery expenses	9	20	3	32	8
Cost of sales of trading properties	19	-	-	19	-
Allowance for doubtful accounts (charge and recovery, net) (Note 13)	-	-	(23)	(23)	-
Bank expenses	-	28	-	28	-
Others	15	-	-	15	-
Total expenses by nature as of 09.30.22	2,665	1,085	280	4,030	-
Total expenses by nature as of 09.30.21	93	304	55	-	452

(i)
For the three-month period ended September 30, 2022, includes ARS2,576 of rental and services costs and ARS89of costs of sales and developments, of which ARS28 corresponds to investment properties and ARS61to trading properties.For the three-month period ended September 30, 2021, includes ARS57 whichcorresponds torental and services costs andARS36 tocosts of sales and developments, of which ARS13corresponds to investment properties and ARS24to trading properties.

IRSA Inversiones y Representaciones Sociedad Anónima

20. Other operating results, net

	09.30.22	09.30.21
Lawsuits and other contingencies (i)	(70)	5
Donations	(29)	(18)
Administration fee	85	-
Interest generated by operating credits	35	5
Others	(21)	44
Total other operating results, net	-	36

(i)
Includes legal costs and expenses.

21. Financial results, net

	09.30.22	09.30.21
Interest income	26	15
Total finance income	26	15
Interest expense	(1,685)	(921)
Other finance costs	(139)	(42)
Total finance costs	(1,824)	(963)
Net exchange difference	2,764	2,141
Fair value (loss) / net gain of financial assets and liabilities at fair value through profit or loss, net	(1,779)	315
Loss from derivative financial instruments, net	(2)	-
Gain from repurchase of non-convertible notes	1	-
Other financial results	(88)	(5)
Total other financial results	896	2,451
Inflation adjustment	4,022	(315)
Total financial results, net	3,120	1,188

22. Related party transactions

The following is a summary of the balances with related parties as of September 30, 2022 and June 30, 2022:

Item	09.30.22	06.30.22
Rights of use assets	578	727
Trade and other receivables	2,804	2,309
Investments in financial assets	1,529	2,108
Trade and other payables	(1,823)	(1,825)
Borrowings	(14,013)	(13,471)
	(10,925)	(10,152)

Related parties	09.30.22	06.30.22	Operation description
Cresud S.A.C.I.F. y A.	106	6	Leases and / or rights of use receivable
	1,529	2,108	Bonds
	(211)	(508)	Rentals and services received
	(474)	(248)	Invoices to be received
	(3)	(4)	Long-term incentive plan payable
	-	(2)	Other liabilities
Total parent company	947	1,352

IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	09.30.22	06.30.22
Shopping Neuquen S.A.	578	727	Rights of use assets
	-	42	Leases and / or rights of use receivable
	208	239	Borrowings granted
	2	1	Rentals and services received
	-	(1)	Other liabilities
Panamerican Mall S.A.	64	110	Leases and / or rights of use receivable
	1	1	Long-term incentive plan
	(1)	1	Rentals and services received
	(6)	(10)	Other liabilities
Arcos del Gourmet S.A.	38	50	Leases and / or rights of use receivable
	270	-	Dividends receivable
	(4)	-	Rentals and services received
	(5)	(6)	Other liabilities
Nuevo Puerto Santa Fe S.A.	39	20	Leases and / or rights of use receivable
	1	1	Long-term incentive plan
	-	3	Rentals and services received
	(1)	(3)	Other liabilities
Fibesa S.A.	2	3	Leases and / or rights of use receivable
	5	-	Borrowings granted
	13	15	Long-term incentive plan
	264	-	Dividends receivable
	(98)	(102)	Non-Convertible Notes
	-	(4)	Loans received
E-Commerce Latina S.A.	(814)	(839)	Loans received
Ogden Argentina S.A.	2	6	Leases and / or rights of use receivable
	543	557	Borrowings granted
Entretenimiento Universal S.A.	73	74	Borrowings granted
Torodur S.A.	(3)	(3)	Other liabilities
	(803)	(1,086)	Non-Convertible Notes
	(8,331)	(8,596)	Loans received
Ritelco S.A.	8	3	Leases and / or rights of use receivable
	(52)	(54)	Loans received
Efanur S.A.	(324)	(334)	Loans received
Centro de Entretenimientos La Plata S.A.	78	74	Contributions to be integrated
	(1)	(2)	Rentals and services received
We Are Appa S.A.	2	5	Leases and / or rights of use receivable
	257	233	Borrowings granted
	(21)	(31)	Rentals and services received
Other subsidiaries, associates and joint ventures (1)	9	6	Leases and / or rights of use receivable
	(5)	8	Advance payments
	25	32	Contributions to be integrated
	1	1	Long-term incentive plan
	(18)	(16)	Rentals and services received
	-	(10)	Invoices to be received
	(3)	(7)	Other liabilities
	-	(18)	Loans received
Total subsidiaries, associates and joint ventures	(8,007)	(8,910)

IRSA Inversiones y Representaciones Sociedad Anónima

Related parties	09.30.22	06.30.22
Directors	(1)	-	Rentals and services received
	(885)	(750)	Directors' fees provision
Total directors	(886)	(750)
Cyrsa S.A.	(53)	(57)	Loans received
Consultores Assets Management	24	24	Leases and / or rights of use receivable
BHN Vida S.A.	(4)	(4)	Guarantee deposits received
	(55)	(57)	Non-Convertible Notes
IRSA - Galerías Pacífico S.A. U.T.	1	1	Leases and / or rights of use receivable
	(134)	(163)	Other liabilities
	(1,002)	(692)	Loans received
New Lipstick LLC	35	37	Leases and / or rights of use receivable
IRSA International LLC	(45)	(46)	Other liabilities
	(178)	(182)	Loans received
Tyrus S.A.	10	5	Leases and / or rights of use receivable
	649	670	Borrowings granted
	(2,092)	(1,285)	Non-Convertible Notes
	(53)	-	Loans received
Helmir S.A.	(51)	(52)	Non-Convertible Notes
Real Estate Investment Group VII LP	(50)	(52)	Loans received
Others Related parties (2)	76	77	Leases and / or rights of use receivable
	1	1	Prepaid expenses
	2	4	Advance payments to suppliers
	2	4	Other credits
	(1)	(11)	Rentals and services received
	(4)	(5)	Invoices to be received
	(19)	(20)	Non-Convertible Notes
	(38)	(41)	Loans received
Total others	(2,979)	(1,844)
Total	(10,925)	(10,152)

(1) Includes Nuevo Puerto Santa Fe S.A, Quality S.A, Inversora Bolívar S.A., Palermo Invest S.A., Boulevard Norte S.A, Centro de Entretenimiento La Plata S.A, Emprendimiento Recoleta S.A and La Arena S.A..
(2) Includes Llao Llao Resorts S.A., Agrofy S.A., Hoteles Argentinos S.A, Fundación Museo de los Niños, Fundación IRSA, Fundación Puerta 18, Inversiones Financieras del Sur S.A., Austral Gold , Estudio Zang, Bergel & Viñes, Banco Hipotecario S.A., Consultores Asset Management S.A. (CAMSA) and La Rural S.A..

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the three-month period ended September 30, 2022 and 2021:

Related parties	09.30.22	09.30.21	Operation description
Cresud S.A.C.I.F. y A.	9	2	Leases and/or rights of use
	756	64	Financial operations
	(487)	(97)	Corporate services
Total parent company	278	(31)
IRSA CP (*)	-	150	Financial operations
	-	(24)	Corporate services
	-	(5)	Leases and/or rights of use
	-	(2)	Fees
Shopping Neuquen S.A.	(186)	-	Leases and/or rights of use
	(30)	-	Financial operations
Panamerican Mall S.A.	(11)	-	Leases and/or rights of use
	40	-	Fees
Arcos del Gourmet S.A.	11	-	Leases and/or rights of use
	(20)	-	Fees
E-Commerce Latina S.A.	26	-	Financial operations
Torodur S.A.	276	40	Financial operations
Tyrus S.A.	(124)	(35)	Financial operations
Other subsidiaries, associates and joint ventures (1)	11	-	Leases and/or rights of use
	(36)	-	Fees
	(7)	31	Financial operations
Total subsidiaries, associates and joint ventures	(50)	155
Directores	(297)	(64)	Fees
Senior Management	(38)	(9)	Fees
Total Directors and Senior Management	(335)	(73)
Others Related parties (2)	3	-	Leases and/or rights of use
	7	-	Corporate services
	6	(15)	Fees
	25	-	Donations
	10	6	Financial operations
Total others	51	(9)
Total at the end of the period	(56)	42

(1)
Includes Fibesa S.A., Ritelco, Efanur, Helmir S.A, Lipstick Management, Entretenimiento Universal S.A., Inversora Bolívar S.A, Emprendimiento Recoleta S.A., La Arena S.A., CYRSA S.A, CELP S.A., We are Appa S.A, Nuevo Puerto Santa Fe S.A., Quality Invest S.A., CELP S.A., We are Appa S.A and Palermo Invest.
(2)
Includes BHN Sociedad de Inversión S.A., BACS Administradora de Activos S.A., Austral Gold S.A, Consultores Asset Management S.A., Hamonet S.A., Isaac Elsztain e Hijos S.C.A., Fundación Puerta 18 and HASAU.

(*) As of September 30, 2022, the balances of IRSA CP are zero due to the merger between both companies. See Note 4.1.

The following is a summary of the transactions with related parties without impact in resultsfor the three-month period ended September 30, 2022 and 2021:

Related parties	09.30.22	09.30.21	Operation description
Arcos del Gourmet S.A.	289	-	Dividends received
Fibesa S.A.	280	-	Dividends received
Total distribution of dividends	569	-
Inversora Bolivar S.A.	-	(18)	Dividend capitalization
Palermo Invest S.A.	-	(24)	Dividend capitalization
Arcos del Gourmet S.A	-	(209)	Dividend capitalization
Total distribution of dividends	-	(251)
Tyrus	-	(7)	Irrevocable contributions granted
Palermo Invest S.A.	(2)	-	Irrevocable contributions granted
CELP S.A.	(60)	-	Irrevocable contributions granted
Total contributions to subsidiaries	(62)	(7)

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 09.30.22	Total as of 06.30.22
Assets
Trade and other receivables
US Dollar	7.27	147.12	1,069	1,205
Euros	0.08	143.96	12	13
Receivables with related parties
US Dollar	11.00	147.32	1,621	1,632
Total Trade and other receivables			2,702	2,850
Investments in financial assets
US Dollar	12.88	147.12	1,895	877
Investment in financial assets with related parties
US Dollar	10.38	147.32	1,529	2,108
Total Investments in financial assets			3,424	2,985
Cash and cash equivalents
US Dollar	0.77	147.12	113	9,456
Total Cash and cash equivalents			113	9,456
Total Assets			6,239	15,291

Liabilities
Trade and other payables
US Dollar	4.65	147.32	685	506
Euros	0.01	144.52	2	1
Payables with related parties
US Dollar	0.39	147.32	57	74
Total Trade and other payables			744	581
Lease liabilities
US Dollar	0.01	147.32	1	1
Total Lease liabilities			1	1
Borrowings
US Dollar	405.69	147.32	59,766	73,505
Borrowings with related parties
US Dollar	94.77	147.32	13,962	13,465
Total Borrowings			73,728	86,970
Total Liabilities			74,473	87,552

(1)
Considering foreign currencies those that differ fromthe Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of September 30, 2022 according to Banco de la Nación Argentina records.

IRSA Inversiones y Representaciones Sociedad Anónima

24.
Additional information

Operations not affecting funds	09.30.22	09.30.21

Currency translation adjustment	(245)	(297)
Changes in non-controlling interest	-	3
Other changes in subsidiaries` equity	40	(16)
Issuance of NCN	22,472	5,222
Decrease in loans obtained from subsidiaries, associates and joint ventures through an increase in investments in subsidiaries	-	362
Decrease in dividends receivable through an increase in Investments in associates and joint ventures	-	250
Increase in loans with subsidiaries through an increase in investments in subsidiaries	-	979
Increase in intangible assets through a decrease in trading properties	284	-
Increase in rights of use assets through an increase in lease liabilities	37	-
Increase in dividends receivable through a decrease in Investments in associates and joint ventures	569	-
Decrease in dividends receivable through an increase in investment in financial assets	6	-
Decrease in investments in subsidiaries, associates and joint ventures through decrease in other liabilities	183	-
Decrease in investments in financial assets through a decrease in trade and other payables	208	-
Increase in investment in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	62	-

25.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E - Provisions	Note 13 Trade and other receivables and Note 17 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 19 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 23 Foreign currency assets and liabilities

26.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following provider:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
San Miguel de Tucumán 601, Carlos Spegazzini.
Torcuato Di Tella 1800, Carlos Spegazzini.
Puente del Inca 2540, Carlos Spegazzini

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

IRSA Inversiones y Representaciones Sociedad Anónima

27.
Negative working capital

As of September 30, 2022, the Company presents a negative working capital of $29,577, which is permanently monitored by the Shareholder meeting and the Management.

28.
Other relevant events of the period

See Note 28 to the Unaudited Condensed Interim Consolidated Financial Statements.

29.
Subsequent events

See Note 29 to the Unaudited Condensed Interim Consolidated Financial Statements.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Carlos Della Paolera 261 - 9th floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-52532274-9

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (“the Company”), including the unaudited condensed interim separate statement of financial position at September 30, 2022, the unaudited condensed interim separate statements of income and other comprehensive income, the unaudited condense interim separate statements of changes in shareholders’ equity and of cash flows for the three month period ended September 30,2022 and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2022 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with IRSA Inversiones y Representaciones Sociedad Anónima, that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of September 2022;

Free translation from the original prepared in Spanish for publication in Argentina

c)
at September 30, 2022 the debt of IRSA Inversiones y Representaciones Sociedad Anónima accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 155,702,316, which was not due at that date.

Autonomous City of Buenos Aires, November 8, 2022

PRICE WATERHOUSE & CO. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17	C.P.C.E.C.A.B.A. V. 1 F. 30
Carlos BrondoPublic Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078	Marcelo Héctor Fuxman Public Accountant (UBA) C.P.C.E. C.A.B.A. V. 134 F. 85

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(in millions of ARS)	IQ 23	IQ 22	YoY Var
Revenues	11,667	8,020	45.5%
Result from fair value adjustment of investment properties	(6,629)	(11,887)	(44.2)%
Result from operations	(1,057)	(8,933)	(88.2)%
Depreciation and amortization	217	274	(20.8)%
EBITDA (1)	(840)	(8,659)	(90.3)%
Adjusted EBITDA (1)	6,696	3,453	93.9%
Result for the period	1,297	(1,855)	-
Attributable to equity holders of the parent	1,162	(1,097)	-
Attributable to non-controlling interest	135	(758)	-
(1)
See Point XVII: EBITDA Reconciliation

Group revenues increased by 45.5% during the first quarter of 2023 compared to the same period in 2022, mainly due to the Shopping Centers and Hotels segments, which strongly recovered their level of activity.

Adjusted EBITDA of the rental segments reached ARS 5,796 million, ARS 4,575 million in the Shopping Centers segment, ARS 562 million in the office segment and ARS 659 million in the Hotels segment, 46.6% higher than the first quarter of the previous year. Total Adjusted EBITDA reached ARS 6,696 million, increasing 93.9% in the period.

The net result for the first quarter of fiscal year 2023 registered a gain of ARS 1,297 million compared to a loss of ARS 1,855 million in the previous fiscal year. This is mainly explained by the increase in gross profit during the quarter, higher results from associates and joint ventures and net financial results, which offset the loss recorded due to changes in the fair value of investment properties.

II.Shopping Malls

Our portfolio’s leasable area totaled 336,240 sqm of GLA.Real tenants’ sales of our shopping centers reached ARS 85,461 million in the first quarterof fiscal year 2023, 36.5% higher than inthe first quarter of the previous fiscal year.

Portfolio’s occupancy reached 93.7%,increasing by 0.6 ppwhen compared to the previous quarter, mainly due to the partial occupation of large stores that were vacant.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2022

Shopping Malls’ OperatingIndicators

	IQ 23	IVQ 22	IIIQ 22	IIQ 22	IQ 22
Gross leasable area (sqm)	336,240	335,666	335,690	335,279	335,641
Tenants’ sales (3 months cumulative in current currency)	85,461	86,959	70,568	90,471	62,594
Occupancy	93.7%	93.1%	91.5%	89.1%	89.6%

Shopping Malls’ FinancialIndicators

(in millions of ARS)	IQ 23	IQ 22	YoY Var
Revenues from sales, leases, and services	6,037	4,071	48.3%
Net result from fair value adjustment on investment properties	(5,119)	(6,768)	(24.4)%
Result from operations	(608)	(4,104)	(85.2)%
Depreciation and amortization	64	92	(30.4)%
EBITDA (1)	(544)	(4,012)	(86.4)%
Adjusted EBITDA (1)	4,575	2,756	66.0%
(1)
See Point XVII: EBITDA Reconciliation

Income from this segmentduring the first quarter of fiscal year 2023reached ARS6,037 million, anincreaseof48.3% when compared with the same period of previous fiscal year. Adjusted EBITDA reached ARS 4,575million, 66.0% higher than in the same period of fiscal year 2022 as costs increased at a lower rate than revenues.

Operating data of our shopping malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,507	142	99.1%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	37,163	162	98.9%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	40,254	124	86.6%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,812	112	93.7%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,664	90	92.1%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	47,296	165	89.6%	80%
Soleil	Jul-10	Province of Buenos Aires	15,734	74	99.7%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,457	64	100.0%	90.0%
Alto Noa Shopping	Mar-95	Salta	19,388	85	97.8%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	34,858	136	93.3%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	41,511	127	88.4%	100%
Córdoba Shopping	Dec-06	Córdoba	15,368	101	98.8%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,531	69	97.1%	50%
Alto Comahue	Mar-15	Neuquén	11,697	89	98.0%	99.95%
Patio Olmos(5)	Sep-07	Córdoba	-	-	-
Total			336,240	1,540	93.7%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 squaremeters in Abasto).
(5) IRSA owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

Cumulative tenants’ sales as of September30, 2022, compared to the same period of fiscal years 2022

(ARS million)	IQ 23	IQ 22	YoY Var
Alto Palermo	10,970	7,382	48.6%
Abasto Shopping	12,512	7,310	71.2%
Alto Avellaneda	8,136	5,459	49.0%
Alcorta Shopping	6,212	5,492	13.1%
Patio Bullrich	3,721	2,645	40.7%
Dot Baires Shopping	6,552	4,782	37.0%
Soleil	4,667	4,066	14.8%
Distrito Arcos	6,725	4,748	41.6%
Alto Noa Shopping	3,690	3,072	20.1%
Alto Rosario Shopping	9,834	7,719	27.4%
Mendoza Plaza Shopping	5,370	4,417	21.6%
Córdoba Shopping	2,889	2,537	13.9%
La Ribera Shopping(1)	1,617	1,106	46.2%
Alto Comahue	2,566	1,859	38.0%
Total sales	85,461	62,594	36.5%

(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

Cumulative tenants’ sales per type of business as of September 30, 2022, compared to the same period of fiscal years 202 2(1)

(ARS million)	IQ 23	IQ 22	YoY Var
Department Store	-	-	-
Clothes and footwear	48,699	37,221	30.8%
Entertainment	3,276	1,400	134.0%
Home and decoration	2,062	1,766	16.8%
Restaurants	9,898	5,969	65.8%
Miscellaneous	10,008	9,413	6.3%
Services	1,506	1,007	49.6%
Home Appliances	10,012	5,818	72.1%
Total	85,461	62,594	36.5%
(1)
Includes sales from stands and excludes spaces used for special exhibitions.

Revenues from cumulative leases as of September 30, 2022, compared to the same period of fiscal year 2022

(ARS million)	IQ 23	IQ 22	YoY Var
Base rent	2,330	1,308	78.1%
Percentage rent	2,649	2,026	30.8%
Total rent	4,979	3,334	49.3%
Non-traditional advertising	147	81	81.5%
Revenues from admission rights	496	362	37.0%
Fees	57	64	(10.9)%
Parking	257	114	125.4%
Commissions	91	99	(8.1)%
Other	10	17	(41.2)%
Subtotal	6,037	4,071	48.3%
Expenses and Collective Promotion Fund	2,299	1,763	30.4%
Total	8,336	5,834	42.9%
(1)
Includes Revenues from stands for ARS 427.4 million cumulative as of September 2022
(2)
Includes ARS 7.3 million from Patio Olmos.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2022

III. Offices

According to Colliers, the quarter closes with a slight decrease in vacancy standing at 17.9%, in the Buenos Aires City premium market,while prices show a decline averaging USD 22.6 per sqm.

Offices’ Operating Indicators

	IQ 23	IVQ 22	IIIQ 22	IIQ 22	IQ 22
Gross Leasable area	82,708	83,892	103,777	109,859	113,451
Total Occupancy	68.5%	73.3%	66.4%	68.6%	72.4%
Class A+ & A Occupancy	82.0%	85.5%	74.6%	76.7%	78.9%
Class B Occupancy	24.9%	33.5%	30.9%	30.9%	41.1%
Rent USD/sqm	25.0	24.5	24.6	24.9	25.1

The gross leasable area during the first quarter of fiscal year 2023 was 82,708sqm, decreasing slightly when compared to the previous quarter due to the floor sale in the “261 Della Paolera” building. Portfolio average A+ & A reached 82.0%, and average rental price stoodat USD/sqm 25.0.

Offices’ Financial Indicators

(in ARS million)	IQ 23	IQ 22	YoY Var
Revenues from sales, leases and services	686	1,296	(47.1)%
Net result from fair value adjustment on investment properties, PP&E e inventories	(512)	(2,645)	(80.6)%
Profit from operations	13	(1,614)	-
Depreciation and amortization	37	22	68.2%
EBITDA(1)	50	(1,592)	-
Adjusted EBITDA (1)	562	1,053	(46.6)%
(1)
See Point XVII: EBITDA Reconciliation

During the first quarter of fiscal year 2023, revenues from the offices segment decreased by 47.1% and Adjusted EBITDA decreased 46.6% compared to the previous fiscal year, mainly explained by the impact of asset sales, the higher vacancy and official FX on dollarized rents. Adjusted EBITDA margin was 81.9%.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2022

Below is information on our office segment and other rental properties:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	Actual Interest	3M 22 - Rental revenues (ARS thousand) (4)
AAA & A Offices
Boston Tower	Dec-14				650
Intercontinental Plaza (3)	Dec-14	2,979	100.0%	100%	44,239
Dot Building	Nov-06	11,242	78.5%	80%	85,517
Zetta	May-19	32,173	90.5%	80%	362,043
261 Della Paolera – Catalinas	Dec-20	16,832	64.8%	100%	162,887
Total AAA & A Offices		63,226	82.0%		655,336

B Offices
Suipacha 652/64	Dec-14	11,465	-	100%	-
Philips	Jun-17	8,017	60.6%	100%	30,973
Total B Buildings		19,482	24.9%	100%	30,973
Subtotal Offices		82,708	68.5%		686,309
(1) Corresponds to the total gross leasable area of each property as of September 30, 2022. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of September 30, 2022.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4)Corresponds to the accumulated income of the period.

IV. Hotels

The hotel segment continues to recover strongly. The exclusive Llao Llao resort, in the city of Bariloche, in southern Argentina, continues to register historical record income and occupancy levels. The Intercontinental and Libertador hotels that the company owns in the city of Buenos Aires are evolving favorably but they still expect a greater influx of international tourism and the full recovery of the activity of corporate events and conventions to recover their income levels prior to the pandemic.

(in ARS million)	IQ 23	IQ 22	YoY Var
Revenues	2,003	866	131.3%
Profit from operations	591	31	1806.5%
Depreciation and amortization	68	113	(39.8)%
EBITDA	659	144	357.6%

During the first quarter of fiscal year 2023, Hotels segment recorded an increase in revenues of 131.3% compared with the same period of fiscal year 2022 while the segment’s EBITDA reached ARS 659million, a 357.6% increase when compared to the same period of fiscal year 2022.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy
Intercontinental (1)	11/01/1997	76,34%	313	53.8%
Sheraton Libertador (2)	03/01/1998	100,00%	200	56.4%
Llao Llao(3)	06/01/1997	50,00%	205	82.6%
Total	-	-	718	62.7%
(1)
Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2)
Through HotelesArgentinos S.A.U.
(3)
Through Llao Llao Resorts S.A.

Hotels’ operating and financial indicators.

	IQ 23	IVQ 22	IIIQ 22	IIQ 22	IQ 22
Average Occupancy	62.7%	52.0%	45.2%	42.5%	21.0%
Average Rate per Room (USD/night)	227	172	234	205	243

V. Sales and Developments

(in ARS million)	IQ 23	IQ 22	YoY Var
Revenues	461	22	1995.5%
Net result from fair value adjustment on investment properties	(1,060)	(2,703)	(60.8)%
Result from operations	(1,184)	(3,189)	(62.9)%
Depreciation and amortization	11	9	22.2%
Net result from fair value adjustment on investment properties	907	225	303.1%
EBITDA (1)	(1,173)	(3,180)	(63.1)%
Adjusted EBITDA (1)	794	(252)	-
(1)
See Point XVII: EBITDA Reconciliation

Adjusted EBITDA of “Sales and Developments”segment was increased by ARS 1,046 million during the first quarter of fiscal year 2023when compared to the previous fiscal year, mainly due to floor sales of the “261 Della Paolera” building made during this period.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2022

The following table shows information about our land reserves, rectifying the information regarding Costa Urbana’s surfaces published in the Annual Report as of June 30, 2022:

	IRSA’s Interest	Date of acquisition	Land surface (sqm)	Buildable surface (sqm)	GLA(sqm)	Salable surface (sqm)

INTANGIBLES - BARTER AGREEMENTS
CONIL - Güemes 836 – Mz. 99 &Güemes 902 – Mz. 95 & Commercial stores – Greater Buenos Aires(4)	100%	07/19/1996	-	-	-	1,461
Córdoba Shopping Adjoining plots - Buildings	100%	05/06/2015	-	-	-	1,080
Libertador 7400 Trust – BA City	100%	02/09/2021	-	-	-	186
Ancon Trust – BA City	100%	02/09/2021	-	-	-	1,014
Av Figueroa Alcorta 6464 Trust – BA City	100%	02/09/2021	-	-	-	1,786
Coto Abasto air space - Tower 1	100%	09/24/1997	-	-	-	2,018
Total Intangibles (Residential)						7,545
UOM Luján - Buenos Aires(5)	100%	05/31/2008	1,160,000	464,000	-	-
San Martin Plot (Ex Nobleza Picardo) - Buenos Aires(5)	50%	05/31/2011	159,996	500,000	-	-
La Adela - Buenos Aires	100%	08/01/2014	9,868,500	3,951,227	-	-
Puerto Retiro – City of Buenos Aires	50%	05/18/1997	82,051	246,153	-	-
Ezpeleta Plot – Greater Buenos Aires	100%	04/19/2022	465,642	521,399	-	-
Costa Urbana – City of Buenos Aires	100%	07/10/1997	716,180	895,225	-	693,445
La Plata - Greater Buenos Aires(5)	100%	03/23/2018	78,614	116,553	-	-
Caballito plot - BA City	100%	01/20/1999	23,791	86,387	10,518	75,869
Subtotal Mixed-uses			12,554,774	6,780,944	10,518	769,314
Coto Abasto air space – Tower 2 - BA City(2)	100%	09/24/1997	-	10,768	-	8,193
Caballito Plot – BA City	100%	10/22/1998	9879	57,192	-	30,064
Zetol – Uruguay	90%	06/01/2009	-	-	-	64,080
Vista al Muelle - Uruguay	90%	06/01/2009	-	-	-	60,360
Córdoba Shopping Adjoining plots - Córdoba(2)	100%	06/05/2015	9879	57,192	-	1,080
Neuquén - Residential plot - Neuquén(2)(6)	100%	06/07/1999	13,000	57,000	-	-
Subtotal Residential			25,515	133,960	-	163,777
Polo Dot commercial expansion – BA City(7)	80%	11/28/2006	-	-	15,940	-
Beruti and Coronel Diaz Building – BA city	100%	06/18/2022	2,387	-	5,067	-
Paraná plot - Entre Ríos (3)	100%	08/12/2010	10,022	5,000	5,000	-
Subtotal Retail			12,409	5,000	26,007	-
Polo Dot - Offices 2 & 3 - BA City	80%	11/28/2006	12,800	-	38,400	-
Intercontinental Plaza II - BA City	100%	02/28/1998	6,135	-	19,598	-
Córdoba Shopping Adjoining plots - Córdoba(2)	100%	05/06/2015	5,365	5,000	5,000	-
Subtotal Offices			24,300	5,000	62,998	-
Total Future Developments			12,616,998	6,924,904	99,523	933,091
Other Reserves(1)			3,279,564	-	7,297	262
Total Land Reserves			15,896,562	6,924,904	106,820	933,353
(1)
Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Condominios del Alto II, Ocampo parking slots, DOT adjoining plot,Mendoza shopping adjoining plot, Pilar R8 Km 53, Pontevedra, San Luis plot and Llao Llao plot.
(2)
These land reserves are classified as Property for Sale, therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.
(3)
Sign of the deeds pending subject to certain conditions.
(4)
Classified as Intangible Assets, therefore, their value is valued at historical cost.
(5)
Maximum estimated buildable area according to the projects pending final approvals.
(6)
Estimated buildable area according to the first draft, which to date is around 45,000 m2 according to the latest news from the Municipality.
(7)
Applicable to the expansion of the Zetta Building.
(8)
This land is injudicial litigation.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2022

VII. Others

(in millions of ARS)	IQ 23	IQ 22	YoY Var
Revenues	127	24	429.2%
Net result from fair value adjustment on investment properties	(22)	22	(200.0)%
Result from operations	83	(209)	-
Depreciation and amortization	40	36	11.1%
EBITDA	123	(173)	-
Adjusted EBITDA	145	(195)	-

VIII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of September30, 2022. During the three-month period of fiscal year 2023, the investment in Banco Hipotecario generated an ARS 632million gain compared to a ARS 657 million loss during the same period of 2022. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

IX. EBITDA by Segment (ARS million)

3M 23	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	(608)	13	(1,184)	591	83	(1,105)
Depreciation and amortization	64	37	11	68	40	220
EBITDA	(544)	50	(1,173)	659	123	(885)

3M 22	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	(4,104)	(1,614)	(3,189)	31	(209)	(9,085)
Depreciation and amortization	92	22	9	113	36	272
EBITDA	(4,012)	(1,592)	(3,180)	144	(173)	(8,813)
EBITDA Var	(86.4)%	-	(63.1)%	357.6%	-	(90.0)%

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2022

X. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	9,314	(58)	2,411	-	11,667
Costs	(1,844)	28	(2,448)	-	(4,264)
Gross result	7,470	(30)	(37)	-	7,403
Result from sales of investment properties	(6,713)	84	-	-	(6,629)
General and administrative expenses	(1,545)	11	-	6	(1,528)
Selling expenses	(498)	5	-	-	(493)
Other operating results, net	181	-	15	-6	190
Result from operations	(1,105)	70	(22)	-	(1,057)
Share of loss of associates and joint ventures	1,023	(66)	-	-	957
Result before financial results and income tax	(82)	4	(22)	-	(100)
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

XI. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of September 30, 2022:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	8.8	Floating	< 360 days
PAMSA loan	USD	5.4	5.95%	Feb-23
Series II NCN (3)	USD	121.0	8.75%	Mar-23
Series IX NCN	USD	56.1	10.0%	Mar-23
Series I NCN	USD	3.1	10.0%	Mar-23
Series VIII NCN	USD	20.4	10.0%	Nov-23
Series XI NCN	USD	12.8	5.0%	Mar-24
Series XII NCN	ARS	47.8	Floating	Mar-24
Series XIII NCN	USD	29.6	3.9%	Aug-24
Series XIV NCN	USD	156.0	8.75%	Jun-28
IRSA’s Total Debt	USD	461.0
Cash & Cash Equivalents + Investments (2)	USD	154.6
IRSA’s Net Debt	USD	306.4
(1)
Principal amount in USD (million) at an exchange rate of ARS 147.32/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3)
Originally issued by IRSA CP. On July 6, the exchange of the Series II Notes was completed and on July 8, being the settlement date, the Notes were partially cancelled, leaving an outstanding amount of USD 121 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2022

XII. Material and Subsequent Events

July 2022: Exchange Series II Notes–BCRA “A” 7466 Resolution

On July 6, 2022, the Company concluded successfully the exchange offer of the Series II Notes with a nominal value of USD 360 million, originally issued by IRSA CP.USD 238,985,000 of the Existing Notes were validly tendered, which represents 66.38% of the USD 360,000,000 principal amount of Series II Notes.

-Option A: 60.83% of the notes were tendered under Option A. Per USD 1,000 tendered, the eligible holder will receive USD 493.18 in cash and USD 514.42 in Series XIV Notes.

-Option B: 39.17% of the notes were tendered under Option B. Per USD 1,000 tendered, the eligible holder will receive USD 1,030 of Series XIV Notes.

●
Series XIV Notes:


Amountissued: USD 171.2 million.


Issuance and Settlement Date: July 8, 2022.


Price of issuance: 100% face value.


Principal maturity: Annual amortizations of 17.5% in years 2024-2027 and 30% in 2028.


Interestrate: 8.75%.


Interest payments: Semiannual starting on December 22, 2022.


Law: New York

On the settlement date of the exchange, the partial cancellation of the Series II Notes was carried out, leaving an outstanding amount of USD 121 million.

August 2022: “Della Paolera 261” floor sale

On August 17, the Company sold and transferred one floor of the tower “200 Della Paolera” for a total leasable area of approximately 1,184 sqm and 8 parking lots located in the building.

The transaction price was set at approximately USD 12.6 million (USD/sqm 10,600), which had already been paid.

September 2022: Shares Buyback Program Completion

On September22, 2022, the Company announced the ending of the shares buyback program, having acquired the equivalent of 9,419,623 IRSA ordinary shares, which represent approximately 99.51% of the approved program and 1.16% of the outstanding shares.

September 2022: Warrants Exercise

Between September 17 and 25, 2022, certain warrants holders exercised their right to acquire additional shares and8,962 ordinary shares of the Company were registered, with a nominal value of VN ARS 1. As a result of the exercise, USD 3,871.58 has been collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 810,879,553 to 810,888,515, and the new number of outstanding warrants decreased from 79,955,122 to 79,946,160.

October 2022: General Ordinary and Extraordinary Shareholders’ Meeting

On October 28, 2022, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters. inter alia, were resolved by majority of votes:

●
Distribution of ARS 4,340 million as cash dividends as of the date of the Shareholders’ Meeting.

●
Designation of board members.

●
Compensations to the Board of Directors for the fiscal year ended June 30, 2022

●
Reform of articles sixteen, twenty-second and twenty-third of the bylaws.

●
Incentive plan for employees, management and directors to be integrated without premium for up to 1.16% of the Capital Stock

On November 8, 2022, the Company distributed among its shareholders the cash dividend in an amount of ARS 4,340,000,000 equivalent to 541.4380% of the stock capital, an amount per share of ARS 5.41438 (ARS 1 par value) and an amount per ADR of ARS 54.1438 (Argentine Pesos per ADR).

XIII. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	09.30.2022	09.30.2021
Non-current assets	395,828	405,953
Current assets	35,016	28,018
Total assets	430,844	433,971
Capital and reserves attributable to the equity holders of the parent	194,033	122,266
Non-controlling interest	13,352	41,040
Total shareholders’ equity	207,385	163,306
Non-current liabilities	164,542	231,769
Current liabilities	58,917	38,896
Total liabilities	223,459	270,665
Total liabilities and shareholders’ equity	430,844	433,971

XIV. Summarized Comparative Consolidated Income Statement

(in ARS million)	09.30.2022	09.30.2021
Profit from operations	(1,057)	(8,933)
Share of profit of associates and joint ventures	957	(283)
Loss from operations before financing and taxation	(100)	(9,216)
Financial income	59	113
Financial cost	(1,848)	(3,318)
Other financial results	215	5,430
Inflation adjustment	4,490	622
Financial results, net	2,916	2,847
Results before income tax	2,816	(6,369)
Income tax	(1,519)	4,514
Result of the period	1,297	(1,855)
Other comprehensive results for the period	(260)	(299)
Total comprehensive result for the period	1,037	(2,154)

Attributable to:
Equity holders of the parent	917	(1,394)
Non-controlling interest	120	(760)

XV. Summary Comparative Consolidated Cash Flow

(in ARS million)	09.30.2022	09.30.2021
Net cash generated from operating activities	4,330	3,025
Net cash generated from investing activities	1,943	(403)
Net cash used in financing activities	(18,425)	(1,891)
Net increase in cash and cash equivalents	(12,152)	731
Cash and cash equivalents at beginning of year	15,584	3,862
Results from changes in the purchasing power of the cash currency	(177)	(669)
Foreign exchange gain on cash and changes in fair value of cash equivalents	134	16
Cash and cash equivalents at period-end	3,389	3,940

XVI. Comparative Ratios

(in ARS million)	09.30.2022		09.30.2021
Liquidity
CURRENT ASSETS	35,016	0.59	28,018	0.72
CURRENT LIABILITIES	58,917		38,896
Solvency
SHAREHOLDERS’ EQUITY	207,385	0.93	163,306	0.60
TOTAL LIABILITIES	223,459		270,665
Capital Assets
NON-CURRENT ASSETS	395,828	0.92	405,953	0.94
TOTAL ASSETS	430,844		433,971
Profitability
RESULT OF THE PERIOD	1,297	0.01	-1,855	-0.01
AVERAGE SHAREHOLDERS’ EQUITY	185,346		212,451

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2022

XVII. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

	2022	2021
Profit for the period	1,297	(1,855)
Interest income	(59)	(113)
Interest expense	1,664	3,060
Income tax	1,519	(4,514)
Depreciation and amortization	217	274
EBITDA (unaudited)	4,638	(3,148)
Net gain / (loss) from fair value adjustment of investment properties	6,629	11,887
Realized net gain from fair value adjustment of investment properties	907	225
Share of profit of associates and joint ventures	(957)	283
Foreign exchange differences net	(2,076)	(5,202)
Result from derivative financial instruments	(10)	(6)
Fair value gains of financial assets and liabilities at fair value through profit or loss	1,874	(227)
Inflation adjustment	(4,490)	(622)
Other financial costs/income	181	263
Adjusted EBITDA (unaudited)	6,696	3,453
Adjusted EBITDA Margin (unaudited) (1)	57.39%	43.05%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2022

XVIII.
NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations, less Selling expenses, plus realized result from fair value adjustments of investment properties, plus Depreciation and amortization.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

	2022	2021
Gross profit	7,403	4,810
Selling expenses	(493)	(618)
Depreciation and amortization	217	274
Realized result from fair value of investment properties	907	225
NOI (unaudited)	8,034	4,691

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2022

XIX.
FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

	2022	2021
Result for the period	1,297	(1,855)
Result from fair value adjustments of investment properties	6,629	11,887
Result from fair value adjustments of investment properties, realized	907	225
Depreciation and amortization	217	274
Foreign exchange, net	(2,076)	(5,202)
Other financial results	88	3
Results from derivative financial instruments	(10)	(6)
Results of financial assets and liabilities at fair value through profit or loss	1,874	(227)
Other financial costs	184	258
Deferred income tax	1,039	(7,124)
Non-controlling interest	(135)	758
Non-controlling interest related to PAMSA’s fair value	(240)	(429)
Results of associates and joint ventures	(957)	283
Inflation adjustment	(4,490)	(622)
Repurchase of non-convertible notes	(91)	2
Adjusted FFO	4,236	(1,775)

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2022

XX. Brief comment on prospects for the Fiscal Year

The first quarter of fiscal year 2023 showed a very good operating performance of the rental businesses, mainly shopping malls and hotels, which continue their post-pandemic recovery process.

The shopping mall business maintains its growth rate motivated by the visiting public, the recovery of gastronomy and entertainment items and clothing inflation, which was higher than average. We hope to maintain the levels of sales and visitors throughout the 2023 and occupy the area that became available because of the pandemic. Regarding the office segment, we are optimistic about its future evolution despite the slight reduction in average rent and occupancy registered in the first quarter of the year. We have been observing from companies a greater return to office and, along with it, an increase in demand for our spaces for rent.

The hotel segment continues to recover strongly. The exclusive Llao Llao resort, in the city of Bariloche, in southern Argentina, continues to register historical record income and occupancy levels and there are good prospects for the rest of 2023, given that it is a great attraction for high-income international and local tourism. The Intercontinental and Libertador hotels that the company owns in the city of Buenos Aires are evolving favorably but they still expect a greater influx of international tourism and the full recovery of the activity of corporate events and conventions to recover their income levels prior to the pandemic.

Regarding the sales and development segment, we will continue to analyze real estate acquisition and sale opportunities while evaluating the best time to launch the mixed-use developments that the company has in its portfolio on its extensive land reserve. Regarding our largest development, Costa Urbana, recently approved by the Congress of Buenos Aires City, we will continue to make progress in 2023 in the definition of the project, the presentations, and municipal administrative procedures to be able to comply with the agreed considerations and have the permits to carry out, in stages, the infrastructure works on the property, in accordance with the Urban Development Agreement approved by Law

During fiscal year 2023, we´ll continue working on the reduction and efficiency of the cost structure, while we´ll continue evaluating financial, economic and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as public and/or private disposal of assets that may include real estate as well as negotiable securities owned by the Company, issuance of negotiable bonds, repurchase of own shares, among other useful instruments for the proposed objectives.

Looking to the future, we will continue to innovate in the development of unique real estate projects, betting on the integration of commercial and residential spaces, offering our clients a mix of attractive products and services, meeting places and a memorable experience, with the aim to achieve an increasingly modern and sustainable portfolio. Although the current economic context and the political agenda for the next electoral year generate uncertainty, we are confident in the quality of our portfolio and the ability of our management to carry out the business successfully.

Eduardo S. Elsztain
Chairman